Barclays

PLC
1
Exhibit

99.1
Barclays

PLC
This

exhibit

includes

portions

from

the

previously

published

Results

Announcement

of

Barclays

PLC

relating

to

the

three

months
ended

31

March

2021,

as

amended

in

part

to

comply

with

the

requirements

of

Regulation

G

and

Item

10(e)

of

Regulation

S-K
promulgated

by

the

US

Securities

and

Exchange

Commission

(SEC),

including

the

reconciliation

of

certain

financial

information

to
comparable

measures

prepared

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

The

purpose

of

this
document

is

to

provide

such

additional

disclosure

as

required

by

Regulation

G

and

Regulation

S-K

item

10(e),

to

delete

certain
information

not

in

compliance

with

SEC

regulations

and

to

include

reconciliations

of

certain

non-IFRS

figures

to

the

most

directly
equivalent

IFRS

figures

for

the

periods

presented.

This

document

does

not

update

or

otherwise

supplement

the

information
contained

in

the

previously

published

Results

Announcement.

Any

reference

to

a

website

in

this

document

is

made

for
informational

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.
An

audit

opinion

has

not

been

rendered

in

respect

of

this

document.

Notes
Barclays

PLC
2
The

terms

Barclays

or

Group

refer

to

Barclays

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

stat

ement

analysis

compares

the

three
months

ended

31

March

2021

to

the

corresponding

three

months

of

2020

and

balance

sheet

analysis

as

at

31

March

2021

with

comparatives

relating

to

31
December

2020

and

31

March

2020.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling

respectively;

the
abbreviations

‘$m’,

‘$bn’

and

‘$trn’

represent

millions,

thousands

of

millions

and

thousands

of

billions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’
and

‘€bn’

represent

millions

and

thousands

of

millions

of

Euros

respectively.
There

are

a

number

of

key

judgement

areas,

for

example

impairment

calculations,

which

are

based

on

models

and

which

are

subject

to

ongoing

adjustment
and

modifications.

Reported

numbers

reflect

best

estimates

and

judgements

at

the

given

point

in

time.
Relevant

terms

that

are

used

in

this

document

but

are

not

defined

under

applicable

regulatory

guidance

or

International

Financial

Reporting

Standards

(IFRS)
are

explained

in

the

results

glossary

attached

hitherto.

The

information

in

this

announcement,

which

was

approved

by

the

Board

of

Directors

on

29

April

2021,

does

not

comprise

statutory

accounts

within

the
meaning

of

Section

434

of

the

Companies

Act

2006.

Statutory

accounts

for

the

year

ended

31

December

2020,

which

contain

an

unmodified

audit

report
under

Section

495

of

the

Companies

Act

2006

(which

did

not

make

any

statements

under

Section

498

of

the

Companies

Act

2006)

will

be

delivered

to

the
Registrar

of

Companies

in

accordance

with

Section

441

of

the

Companies

Act

2006.
Barclays

is

a

frequent

issuer

in

the

debt

capital

markets

and

regularly

meets

with

investors

via

formal

road-shows

and

other

ad

hoc

meetings.

Consistent

with
its

usual

practice,

Barclays

expects

that

from

time

to

time

over

the

coming

quarter

it

will

meet

with

investors

globally

to

discuss

these

results

and

other
matters

relating

to

the

Group.
Non-IFRS

performance

measures
Barclays

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the

readers

of

the
financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance

between

financial

periods

and
provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for
an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by
Barclays

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should

consider
the

IFRS

measures

as

well.

Refer

to

the

appendix

on

pages

33

to

37

for

further

information

and

calculations

of

non-IFRS

performance

measures

included
throughout

this

document,

and

the

most

directly

comparable

IFRS

measures.
Key

non-IFRS

measures

included

in

this

document,

and

the

most

directly

comparable

IFRS

measures,

are:
–

Average

allocated

equity

represents

the

average

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

average

equity.

A
reconciliation

is

provided

on

pages

35

to

36;
–

Average

allocated

tangible

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current

month’s

period
end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

Period

end
allocated

tangible

equity

is

calculated

as

13.5%

(2020:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and

intangible
assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the
Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.

The

comparable

IFRS

measure

is

average

equity.

A

reconciliation

is

provided
on

pages

35

to

36;
–

Average

tangible

shareholders’

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s

period

end
tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

The

comparable

IFRS
measure

is

average

equity.

A

reconciliation

is

provided

on

pages

35

to

36;
–

Pre

-provision

profits

is

calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

comparable

IFRS

measure

is

profit

before

tax.

A
reconciliation

is

provided

on

page

35;
–

Return

on

average

allocated

equity

represents

the

return

on

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

return
on

equity.

A

reconciliation

is

provided

on

page

37;
–

Return

on

average

allocated

tangible

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

37;
–

Return

on

average

tangible

shareholders’

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of

intangible

assets
and

goodwill.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

37;

and
–

Tangible

net

asset

value

per

share

is

calculated

by

dividing

shareholders’

equity,

exc

luding

non-controlling

interests

and

other

equity

instruments,

less
goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The

comparable

IFRS

measure

is

net

asset

value

per

share.

A

rec

onciliation

is
provided

on

page

36.
Forward

-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as

amended,

and
Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Group.

Barclays

cautions

readers

that

no

forward

-looking

statement

is

a
guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures

could

differ

materially

from

those

contained

in
the

forward

-looking

statements.

These

forward

-looking

statements

can

be

identified

by

the

fact

that

they

do

not

relate

only

to

historical

or

current

facts.
Forward

-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,

‘anticipate’,

‘target’,

‘projected’,

‘expect’,

‘estimate’

,

‘intend’,
‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward

-looking

statements

can

be

made

in

writing

but

also

may

be

made

verbally

by
members

of

the

management

of

the

Group

(including,

without

limitation,

during

management

presentations

to

financial

analysts)

in

connection

with

this
document.

Examples

of

forward

-looking

statements

include,

among

others,

statements

or

guidance

regarding

or

relating

to

the

Group’s

future

financial
position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

capital

distributions
(including

dividend

pay

-out

ratios

and

expected

payment

strategies),

projected

levels

of

growth

in

the

banking

and

financial

markets,

projected

costs

or
savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,

projected

employee

numbers,

IFRS
impacts

and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward

-looking

statements

involve

risk

and

uncertainty

because

they

relate

to
future

events

and

circumstances.

The

forward

-looking

statements

speak

only

as

at

the

date

on

which

they

are

made.

Forward

-looking

statements

may

be
affected

by:

changes

in

legislation;

the

development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with

regard

to

the

Notes
Barclays

PLC
3
interpretation

and

application

of

accounting

and

regulatory

standards;

the

outcome

of

current

and

future

legal

proceedings

and

regulatory

investigations;
future

levels

of

conduct

provisions;

the

policies

and

actions

of

governmental

and

regulatory

authorities;

the

Group’s

ability

along

with

government

and

other
stakeholders

to

manage

and

mitigate

the

impacts

of

climate

change

effectively;

geopolitical

risks;

and

the

impact

of

competition.

In

addition,

factors

including
(but

not

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory

rules

applicable

to

past,

current

and

future

periods;

UK,

US,
Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market

related

risks

such

as

changes

in

interest
rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of

issued

securities;

volatility

in

capital
markets;

changes

in

credit

ratings

of

any

entity

within

the

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect

impacts

of

the

coronavirus
(COVID-19)

pandemic;

instability

as

a

result

of

the

UK’s

exit

from

the

European

Union

(EU),

the

effects

of

the

EU-UK

Trade

and

Cooperation

Agreement

and
the

disruption

that

may

subsequently

result

in

the

UK

and

globally;

the

risk

of

cyber-attacks,

information

or

security

breaches

or

technology

failures

on

the
Group’s

business

or

operations;

and

the

success

of

future

acquisitions,

disposals

and

other

strategic

transactions.

A

number

of

these

influences

and

factors
are

beyond

the

Group’s

control.

As

a

result,

the

Group’s

actual

financial

position,

future

results,

capital

distributions,

capital,

leverage

or

other

regulatory
ratios

or

other

financial

and

non-financial

metrics

or

performance

measures

may

differ

materially

from

the

statements

or

guidance

set

forth

in

the

Group’s
forward

-looking

statements.

Additional

risks

and

factors

which

may

impact

the

Group’s

future

financial

condition

and

performance

are

identified

in

our

filings
with

the

SEC

(including,

without

limitation,

our

Annual

Report

on

Form

20-F

for

the

fiscal

year

ended

31

December

2020),

which

are

available

on

the

SEC’s
website

at

www.

sec.gov.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),

in

relation
to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward

-looking

statements,

whether

as

a

result

of

new
information,

future

events

or

otherwise.

Performance

Highlights
Barclays

PLC
4
Barclays

continues

to

benefit

from

its

diversified

business

model,

whilst

supporting

the

economy
through

the

COVID

-19

pandemic
Barclays

delivered

a

record

quarterly

Group

profit

before

tax

in

Q121

of

£2.4bn
1

(Q120:

£0.9

bn),

attributable

profit

of

£1.7bn
(Q120:

£0.6bn),

a

return

on

equity

(RoE)

of

12.5%

(Q120:

4.4%),

a

return

on

tangible

equity

(RoTE)

of

14.7%

(Q120:

5.1%)

and
earnings

per

share

(EPS)

of

9.9p

(Q120:

3.5p)
Income
Diversified

income

streams
with

strong

CIB

income
partially

offsetting

challenges
in

Barclays

UK

and

CC&P
Group

income

of

£5.9bn

down

6

%

versus

prior

year
—
Barclays

Intern

ational

income

of

£4.4bn,

down

5%

versus

prior

year
-
Corporate

and

Investment

Bank

(CIB)

income

of

£3.6bn,

down

1%

with

Equities

and
Banking

up

65%

and

35%

respectively

,

whilst

FICC

was

down

35%

versus

a

very

strong
Q120

comparative
-
Consumer,

Cards

and

Payments

(CC&P)

income

of

£0.8bn,

down

22%

due

to

lower
card

s

balances

and

reduced

payments

activity
—
Barclays

UK

income

of

£1.6bn,

down

8%

versus

prior

year

reflecting

deposit

margin
compression

fro

m

lower

interest

rates

and

lower

interest

earning

lending

(IEL)

balances,
partially

offset

by

strong

mortgages

performance

with

record

quarterly

organic

net

asset
growth

of

£3.6bn

to

£151.9bn
Credit

impairment

charges
Reduced

impairment

as
underlying

asset

quality
metrics

remained

benign
Group

credit

impairment

charges

decreas

ed

significantly

to

£0.1bn

(Q120:

£2.1bn)
—
The

low

credit

impairment

charge

was

driven

by

red

uced

unsecured

lending

balances,

no
material

single

name

wholesale

loan

charges

and

limited

portfolio

deterioration
—
Total

balance

sheet

impairment

allowance

of

£8.8bn

(FY20:

£9.4bn),

resulting

in

broadly
stable

coverage

ratios

for

unsecured

consumer

lending

and

whole

sale

portfol

ios

of

12.2%
(FY20:

12.3%)

and

1.4%

(FY20:

1.5%)

respectively
Costs
Cost:

income

ratio

of

61%
Group

total

operating

expenses

of

£3.6bn

up

10%

versus

prior

year
—
Total

operating

expenses

include

higher

variable

compensation

accruals

reflective

of
improved

returns

and

continued

investment

in

businesses,

partially

offset

by

foreign

exchange
movements

and

efficiency

savings,

resulting

in

a

cost:

income

ratio

of

61%

(Q120:

52%).
COVID

-19

related

expenses

continued

in

Q121
Capital

/

capital

distributions
Strong

capital

position

and
completed

share

buyback
Common

equity

tier

1

(CET1)

ratio

of

14.6%

down

50bps

versus

FY20
—
The

decrease

reflects

profit

before

tax

more

than

offset

by

reversal

of

certain

regulatory
forbearance

measures

applied

through

2020,

the

impact

of

the

share

buyback

announced
with

FY20

results,

a

dividend

accrual,

and

an

increase

in

Risk

Weighted

Assets

(RWAs),
principally

in

the

CIB
—
In

April,

completed

£0.7bn

share

buyback

announced

with

FY20

results
1
Since

Q308

which

included

material

adjusting

items.

Performance

Highlights
Barclays

PLC
5
Group

outlook

and

targets
Outlook
Remains

uncertain

and
subject

to

change
depending

on

the
evolution

and

persistence
of

the

COVID

-19
pandemic
Returns
—
Barclays

expects

to

deliver

meaningful

year

-on-year

RoTE

improvement

in

2021
Income
—
Headwinds

to

income

in

Barclays

UK

are

expected

to

persist

in

2021,

driven

by

the

subdued
demand

for

unsecured

lending

and

the

low

interest

rate

environment,

partially

offset

by

the
recent

steepening

of

the

yield

curve
—
Within

Barclays

International,

the

CIB

franchise

remains

well

positioned

for

the

future;

CC&P
income

outlook

remains

uncertain,

despite

early

signs

of

an

anticipated

spending

recovery

in

the
US

and

UK,

with

US

cards

balances

expected

to

start

to

recover

later

in

the

year
Impairment
—
Barclays

expects

that

the

full

year

2021

impairment

charge

will

be

materially

below

that

of

2020
reflecting

delinquency

experience

and

an

improved

economic

outlook

during

the

latter

part

of
Q121.

If

these

conditions

persist,

Barclays

would

expect

to

reduce

the

impairment

provision

level
Costs
—
Barclays

expects

full

year

2021

costs

to

be

above

2020,

reflecting

investment

in

the

Group’s
franchises

for

future

returns

including

higher

variable

compensation

and

further

structural

cost
actions,

with

a

real

estate

review

expected

to

be

concluded

in

the

coming

months.

COVID

-19
related

expenses

are

also

expected

to

remain

in

2021
Capital
—
Barclays

remains

in

a

strong

capital

position,

although

certain

headwinds

are

likely

in

2021,
including

the

expected

reversal

of

software

amortisation

benefit

applied

in

2020

and

scheduled
pension

deficit

reduction

contributions
Targets
Barclays

continues

to

target

the

following

over

the

medium

term:
—
Returns:

RoTE

of

greater

than

10%

over

time
—
Cost

efficiency:

Cost:

income

ratio

below

60%

over

time
—
Capital

adequacy:

CET1

ratio

in

the

range

of

13-14%

Performance

Highlights
Barclays

PLC
6
Barclays

Group

results
for

the

three

months

ended
31.03.21 31.03.20
£m £m
%

Change
Net

interest

income
1,851 2,331 (21)
Net

fee,

commission

and

other

income
4,049 3,952 2
Total

income
5,900 6,283 (6)
Credit

impairment

charges
(55) (2,115) 97
Net

operating

income
5,845 4,168 40
Operating

expenses
(3,545) (3,253) (9)
Litigation

and

conduct
(33) (10)

Total

operating

expenses
(3,578) (3,263) (10)
Other

net

income
132 8

Profit

before

tax

2,399 913

Tax

charge
(496) (71)

Profit

after

tax

1,903 842

Non-controlling

interests
(4) (16) 75
Other

equity

instrument

holders
(195) (221) 12
Attributable

profit
1,704 605

Performance

measures
Return

on

average

shareholders'

equity
12.5% 4.4%
Return

on

average

tangible

shareholders'

equity
14.7% 5.1%
Average

shareholders'

equity

(£bn)

54.4

55.2
Average

tangible

shareholders'

equity

(£bn)

46.5

47.0
Cost:

income

ratio
61% 52%
Loan

loss

rate

(bps)
6 223
Basic

earnings

per

share
9.9p 3.5p
As

at

31.03.21
As

at

31.12.20
As

at

31.03.20
Balance

sheet

and

capital

management
1
£bn £bn £bn
Loans

and

advances

at

amortised

cost
345.8 342.6 374.1
Loans

and

advances

at

amortised

cost

impairment

coverage

ratio
2.2% 2.4% 2.1%
Deposits

at

amortised

cost
498.8 481.0 470.7
Net

asset

value

per

share
312p 315p 332p
Tangible

net

asset

value

per

share
267p 269p 284p
Common

equity

tier

1

ratio
14.6% 15.1% 13.1%
Common

equity

tier

1

capital
45.9 46.3 42.5
Risk

weighted

assets
313.4 306.2 325.6
Average

UK

leverage

ratio
4.9% 5.0% 4.5%
UK

leverage

ratio
5.0% 5.3% 4.5%
Funding

and

liquidity
Group

liquidity

pool

(£bn)
290 266 237
Liquidity

coverage

ratio
161% 162% 155%
Loan:

deposit

ratio
69% 71% 79%
1
Refer

to

pages

23

to

28

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Group

Performance

Review
Barclays

PLC
7
Q121

performance

continued

to

be

impacted

by

the

COVID

-19

pandemic.

For

comparability

purposes

below,

Q120

income

in

the
consumer

businesses

was

largely

unaffected

by

the

onset

of

the

pandemic,

while

our

Markets

business

in

the

CIB

benefitted

from
increased

client

activity

and

volatility

towards

the

end

of

Q120,

resulting

in

a

very

strong

comparative.

Impairment

charges

were
elevated

in

Q120,

reflecting

the

outlook

for

the

macroecon

omic

environment

at

the

time.
Group

performance
●
RoE

was

12.5%

(Q120:

4.4%),

RoTE

was

14.7%

(Q120:

5.1%)

and

EPS

was

9.9p

(Q120:

3.5p)

●
Profit

before

tax

was

£2,399m

(Q120:

£913m)

and

attributable

profit

was

£1,704m

(Q120:

£605m).

The

8%

depreciation

of
average

USD

against

GBP

adversely

impacted

income

and

profits

and

positively

impacted

credit

impairment

charges

and

total
operating

expenses
●
Pre-provision

profits

of

£2,454m

(Q120:

£3,028m)

was

driven

by

headwinds

in

Barclays

UK

and

CC&P,

but

the

Group

continues
to

benefit

from

its

diversified

business

model,

which

included

a

strong

performance

in

CIB
●
Total

income

decreased

to

£5,900m

(Q120:

£6,283m).

Barclays

UK

income

decreased

8%.

Barclays

International

income
decreased

5%,

with

CIB

income

down

1%

and

CC&P

income

down

22%

●
Credit

impairment

charges

were

£55m

(Q120:

£2,115m).

The

low

credit

impairment

charge

was

driven

by

reduced

unsecured
lending

balances,

no

material

single

name

wholesale

loan

charges

and

limited

portfolio

deterioration.

The

reduction

in
unsecured

lending

balances

and

growth

in

secured

balances

resulted

in

a

slight

decrease

in

the

Group’s

loans

and

advances

at
amortised

cost

impairment

coverage

ratio

to

2.2%

(December

2020:

2.4%)

with

underlying

portfolio

ratios

broadly

stable.
Management

adjustments

to

models

for

impairment

have

been

maintained

at

£1.2bn

(December

2020:

£1.4bn),

including

the
economic

uncertainty

provisions

relating

to

the

COVID

-19

pandemic

that

were

recognised

over

the

course

of

2020
●
Total

operating

expen

ses

increased

10%

to

£3,578m,

due

to

higher

variable

compensation

accruals

that

reflect

improvement

in
returns

and

continued

investment

in

businesses,

partially

offset

by

efficiency

savings,

resulting

in

a

cost:

income

ratio

of

61%
(Q120:

52%).

COVID

-19

related

expenses

continued

in

Q121
●
The

effective

tax

rate

was

20.7%

(Q120:

7.8%).

The

effective

tax

rate

for

Q121

was

higher

than

Q120

which

reflected

the

tax
benefit

recognised

for

the

re-

measurement

of

UK

deferred

tax

assets

as

a

result

of

the

UK

corporati

on

tax

rate

being
maintained

at

19%
●
Total

assets

increased

to

£1,380bn

(December

2020:

£1,350bn)

primarily

due

to

a

£26bn

increase

in

financial

assets

at

fair

value
due

to

an

increase

in

secured

lending,

a

£30bn

increase

in

cash

deposits

and

settlement

balances,

partially

offset

by

a

£32bn
decrease

in

derivative

assets

driven

by

an

increase

in

major

interest

rate

curves
●
Net

asset

value

(NAV)

per

share

was

312p

(December

2020:

315p).

Tangible

net

asset

value

(TNAV)

per

share

decreased

to
267p

(December

2020:

269p)

primarily

reflecting

negative

reserve

movements,

partially

offset

by

9.9p

of

EPS
Barclays

UK
●
Profit

before

tax

increased

136%

to

£460m.

RoE

was

8.9%

(Q120:

5.1%),

RoTE

was

12.0%

(Q120:

6.9%)

reflecting

materially
lower

credit

impairment

charges,

partially

offset

by

lower

income

●
Total

income

decreased

8%

to

£1,576m.

Net

interest

income

reduced

9%

to

£1,281m

with

a

net

interest

margin

(NIM)

of

2.54%
(Q120:

2.91%).

Net

fee,

commission

and

other

income

increased

1%

to

£295m
–
Personal

Banking

income

decreased

5%

to

£923m,

reflecting

deposit

margin

compression

from

lower

interest

rates

and
lower

unsecured

lending

balances,

partially

offset

by

balance

growth

in

deposits

and

mortgages
–
Barclaycard

Consumer

UK

income

decreased

28%

to

£315m

as

reduced

borrowing

and

spend

levels

by

customers

resulted
in

a

lower

level

of

IEL

balances
–
Business

Banking

income

increased

13%

to

£338m

due

to

lending

and

deposit

balance

growth

from

continued

support

for
small

and

medium-sized

enterprises

(SMEs)

through

£11.8bn

of

government

scheme

lending

to

date,

partially

offset

by
deposit

margin

compression

from

lower

intere

st

rates

and

lower

transactional

fee

volumes
●
Credit

impairment

charges

decreased

to

£77m

(Q120:

£481m)

from

reduced

unsecured

portfolio

exposures

in

part

driven

by
lockdown

measures.

As

at

31

March

2021,

30

and

90

day

arrears

rates

in

UK

cards

were

1.6%

(Q120:

1.8%)

and

0.8%

(Q120:
0.8%)

respectively
●
Total

operating

expenses

increased

1%

to

£1,039m

reflecting

higher

servicing

and

financial

assistance

costs,

offset

by

efficiency
savings
●
Loans

and

advances

to

customers

at

amortised

cost

remained

stable

at

£205.7bn

(December

2020:

£205.4bn)

predominantly
from

£3.6bn

of

mortgage

growth

following

continued

strong

demand,

offset

by

a

£2.1bn

decrease

in

the

Education,

Social
Housing

and

Local

Authority

(ESHLA)

portfolio

and

£1.6bn

lower

unsecured

lending

balances
●
Customer

deposits

at

amortised

cost

increased

3%

to

£247.5bn

reflecting

an

increase

of

£6.3bn

in

Personal

Banking,

further
strengthening

the

liquidity

position

and

contributing

to

a

loan:

deposit

ratio

of

88%

(December

2020:

89%)

Group

Performance

Review
Barclays

PLC
8
Barclays

UK

(continued)
●
RWAs

decreased

to

£72.7bn

(December

2020:

£73.7bn)

driven

by

a

reduction

in

unsecured

lending

and

ESHLA,

partially

offset
by

growth

in

mortgages
Barclays

International
●
Profit

before

tax

increased

140%

to

£1,971m,

with

a

RoE

of

17.4%

(Q120:

6.6%),

reflecting

a

RoE

of

17.9%

(Q120:

12.5%)

in

CIB
and

14.5%

(Q120:

(20.7)%)

in

CC&P

and

a

RoTE

of

17.7%

(Q120:

6.8%),

reflecting

a

RoTE

of

17.9%

(Q120:

12.5%)

in

CIB

and
16.5%

(Q120:

(23.5)%)

in

CC&P
●
The

8%

depreciation

of

average

USD

against

GBP

adversely

impacted

income

and

profits

and

positively

impacted

credit
impairment

charges

and

total

operating

expenses
●
Total

income

decreased

to

£4,399m

(Q120:

£4,644m)
–
CIB

income

decreased

1%

to

£3,594m
–
Markets

income

decreased

12%

to

£2,136m

as

Equities

reported

the

best

ever

quarter

on

a

comparable

basis
1
,

offset

by
FICC.

Equities

income

increased

65%

to

£932m

driven

by

derivatives,

reflecting

strong

client

activity,

and

financing
through

increased

client

balances.

Within

FICC,

income

decreased

35%

to

£1,204m

as

a

strong

performance

in

credit
was

more

than

offset

by

a

decline

in

macro

due

to

tighter

spreads

and

the

non-recurrence

of

Q120

client

activity

levels
–
Banking

had

the

best

ever

quarter

on

a

comparable

basis
1
,

with

income

up

35%

to

£859m

driven

by

a

strong
performance

in

equity

capital

markets
reflecting

an

increase

in

the

fee

pool
2
–
Within

Corporate,

Transaction

banking

income

decreased

12%

to

£393m

as

deposit

balance

growth

was

more

than
offset

by

margin

compression.

Corporate

lending

income

increased

by

86%

to

£206m

driven

by

the

non-

recurrence

of
losses

on

the

mark-to

-market

of

lending

and

related

hedge

positions
–
CC&P

income

decreased

22%

to

£805m

reflecting

lower

cards

balances

and

reduced

payments

activity
●
Credit

impairment

charges

decreased

to

a

£22m

release

(Q120:

£1,609m

charge)
–
CIB

credit

impairment

charge

was

a

£43m

release

(Q120:

£724m

charge)

due

to

no

material

single

name

wholesale

loan
charges

and

lower

exposures

–
CC&P

credit

impairment

charges

were

£21m

(Q120:

£885m)

reflecting

lower

unsecured

lending

balances,

particularly

in

US
cards.

As

at

31

March

2021,

30

and

90

day

arrears

in

US

cards

were

2.1%

(Q120:

2.7%)

and

1.2%

(Q120:

1.5%)

respectively
●
Total

operating

expenses

increased

11%

to

£2,459m

–
CIB

total

operating

expenses

increased

12%

to

£1,887m

due

to

higher

variable

compensation

accruals

that

reflect
improvement

in

returns,

partly

offset

by

cost

efficiencies

and

discipline

in

the

current

environment
–
CC&P

total

operating

expenses

increased

8%

to

£572m

driven

by

the

impact

of

higher

investment

spend

and

customer
remediation

costs
●
RWAs

increased

to

£230.0bn

(December

2020:

£222.3bn)

primarily

due

to

increased

client

and

trading

activity

within

CIB,
partially

offset

by

lower

CC&P

balances
Head

Office
●
Loss

before

tax

was

£32m

(Q120:

£104m)
●
Total

income

was

an

expense

of

£75m

(Q120:

£65m),

which

primarily

reflected

hedge

accounting,

treasury

items

and

funding
costs

on

legacy

capital

instruments
●
Total

operating

expenses

increased

to

£80m

(Q120:

£16m)

primarily

due

to

the

non-

recurrence

of

a

provision

release

in

Q120,
related

to

the

previous

sale

of

a

Non-Core

portfolio
●
Other

net

income

was

£123m

(Q120:

£2m)

driven

by

a

fair

value

gain

in

Barclays’

associate

investment

holding

in

the

Business
Growth

Fund

(BGF)
1
Period

covering

Q114

–

Q121.

Pre

2014

financials

were

not

restated

following

re-segmentation

in

Q116.
2
Data

source:

Dealogic

for

the

period

covering

1

January

to

31

March

2021.

Group

Performance

Review
Barclays

PLC
9
Group

capital

and

leverage
●
The

CET1

ratio

decreased

to

14.6%

(December

2020:

15.1%)
–

CET1

capital

decreased

by

£0.4bn

to

£45.9bn

as

profit

before

tax

of

£2.4bn

was

more

than

offset

by

the

removal

of
temporary

regulatory

supporting

measures

introduced

in

2020,

the

£0.7bn

share

buyback

announced

with

FY20

results
and

decreases

in

other

qualifying

reserves.

The

additional

value

adjustments

(PVA)

deduction

increased

by

£0.4bn
reflecting

the

removal

of

increased

diversification

factors

and

IFRS

9

transitional

relief

decreased

by

£0.3bn

primarily

due
to

the

relief

on

the

pre

-2020

impairment

charge

reducing

from

70%

to

50%

in

2021.

The

deduction

for

dividends

paid

and
foreseen

increased

by

£1.0bn

including

the

£0.7bn

share

buyback

and

a

£0.1bn

accrual

towards

FY21

dividends

–

RWAs

increased

by

£7.2bn

to

£313.4bn

primarily

due

to

increased

client

and

trading

activity

within

CIB,

partially

offset

by
lower

consumer

lending
●
The

average

UK

leverage

ratio

decreased

to

4.9%

(December

2020:

5.0%).

The

average

leverage

exposure

increased

by

£28bn
to

£1,175bn

(December

2020:

£1,147bn)

largely

driven

by

an

increase

in

securities

financing

transactions

(SFTs)
Group

funding

and

liquidity
●
The

liquidity

pool

was

£290bn

(December

2020:

£266bn)

and

the

liquidity

coverage

ratio

remained

significantly

above

the

100%
regulatory

requirement

at

161%

(December

2020:

162%),

equivalent

to

a

surplus

of

£107bn

(December

2020:

£99bn).

The
increase

in

the

pool

is

driven

by

continued

deposit

growth,

Term

Funding

Scheme

with

additional

incentives

for

SMEs

drawings
and

a

seasonal

increase

in

short-

term

wholesale

funding,

which

were

partly

offset

by

a

seasonal

increase

in

business

funding
consumption
●
Wholesale

funding

outstanding,

excluding

repurchase

agreements,

was

£157.8.bn

(December

2020:

£145.0bn).

The

Group
issued

£2.7bn

equivalent

of

minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)

instruments

from

Barclays

PLC
(the

Parent

company)

during

the

year.

The

Group

is

well

advanced

in

its

MREL

issuance

plans

relative

to

the

estimated

1
January

2022

requirement
Other

matters
●
In

its

Budget

held

in

March

2021,

the

UK

Government

announced

that

the

UK

rate

of

corporation

tax

will

increase

from

19%

to
25%

from

1

April

2023

and

that

it

will

undertake

a

review

of

the

additional

8%

banking

surcharge

during

2021.

The

Budget
Report

issued

on

3

March

2021

outlines

that

“the

government

will

set

out

how

it

intends

to

ensure

that

the

combined

rate

of
tax

on

banks’

profits

does

not

increase

substantially

from

its

current

level”.

The

Group’s

effect

ive

tax

rate

for

FY21

may

include
a

tax

benefit

for

the

re-measurement

of

UK

deferred

tax

assets

upon

substantive

enactment

of

the

increase

in

the

rate

of

UK
corporation

tax

which

is

expected

later

in

2021.

Any

subsequent

reduction

in

the

banking

surcharge

arising

from

the
Government’s

review

may

result

in

a

tax

charge

upon

enactment

as

UK

deferred

tax

assets

are

again

re-measured,

the

timing

of
which

is

uncertain

but

is

expected

to

occur

in

2022
Capital

distributions
●
Barclays

understands

the

importance

of

delivering

attractive

total

cash

returns

to

shareholders.

Barclays

is

therefore
committed

to

maintaining

an

appropriate

balance

between

total

cash

returns

to

shareholders,

investment

in

the

business

and
maintaining

a

strong

capital

position.

Going

forward,

Barclays

intends

to

pay

a

progressive

ordinary

dividend,

taking

into
account

these

objectives

and

the

earnings

outlook

of

the

Group.

It

is

also

the

Board’s

intention

to

continue

to

supplement

the
ordinary

dividends

with

additional

cash

retur

ns,

including

share

buybacks,

to

shareholders

as

and

when

appropriate
●
For

regulatory

capital

purposes,

Barclays

has

accrued

an

ordinary

dividend

in

Q121

of

0.75p

based

on

a

3p

dividend

for

the

full
year.

This

regulatory

accrual

should

not

be

used

as

a

fore

cast

of

future

capital

distributions.

The

Board

will

assess

the
appropriate

level

and

form

of

capital

distributions

as

the

year

progresses
Tushar

Morzaria,

Group

Finance

Director

Quarterly

Results

Summary
Barclays

PLC
10
Barclays

Group

Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
1,851 1,845 2,055 1,892 2,331 2,344 2,445 2,360
Net

fee,

commission

and

other

income
4,049 3,096 3,149 3,446 3,952 2,957 3,096 3,178
Total

income

5,900 4,941 5,204 5,338 6,283 5,301 5,541 5,538
Credit

impairment

charges
(55) (492) (608) (1,623) (2,115) (523) (461) (480)
Net

operating

income
5,845 4,449 4,596 3,715 4,168 4,778 5,080 5,058
Operating

costs
(3,545) (3,480) (3,391) (3,310) (3,253) (3,308) (3,293) (3,501)
UK

bank

levy
- (299) - - - (226) - -
Litigation

and

conduct
(33) (47) (76) (20) (10) (167) (1,568) (53)
Total

operating

expenses
(3,578) (3,826) (3,467) (3,330) (3,263) (3,701) (4,861) (3,554)
Other

net

income/(expenses)
132 23 18 (26) 8 20 27 27
Profit

before

tax

2,399 646 1,147 359 913 1,097 246 1,531
Tax

charge
(496) (163) (328) (42) (71) (189) (269) (297)
Profit/(loss)

after

tax

1,903 483 819 317 842 908 (23) 1,234
Non-controlling

interests
(4) (37) (4) (21) (16) (42) (4) (17)
Other

equity

instrument

holders
(195) (226) (204) (206) (221) (185) (265) (183)
Attributable

profit/(loss)
1,704 220 611 90 605 681 (292) 1,034
Performance

measures
Return

on

average

shareholders'

equity

12.5% 1.6% 4.3% 0.6% 4.4% 5.0% (2.1%) 7.6%
Return

on

average

tangible

shareholders'

equity

14.7% 1.8% 5.1% 0.7% 5.1% 5.9% (2.4%) 9.0%
Average

shareholders'

equity

(£bn)
54.4 55.7 56.4 58.4 55.2 54.5 56.4 54.0
Average

tangible

shareholders'

equity

(£bn)
46.5 47.6 48.3 50.2 47.0 46.4 48.4 46.2
Cost:

income

ratio
61% 77% 67% 62% 52% 70% 88% 64%
Loan

loss

rate

(bps)
6 56 69 179 223 60 52 56
Basic

earnings/(loss)

per

share

9.9p 1.3p 3.5p 0.5p 3.5p 3.9p (1.7p) 6.0p
Balance

sheet

and

capital

management
1
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
345.8 342.6 344.4 354.9 374.1 339.1 345.1 339.3
Loans

and

advances

at

amortised

cost

impairment
coverage

ratio
2.2% 2.4% 2.5% 2.5% 2.1% 1.8% 1.9% 1.9%
Total

assets
1,379.7 1,349.5 1,421.7 1,385.1 1,444.3 1,140.2 1,290.4 1,232.8
Deposits

at

amortised

cost
498.8 481.0 494.6 466.9 470.7 415.8 420.6 413.6
Net

asset

value

per

share
312p 315p 322p 331p 332p 309p 320p 322p
Tangible

net

asset

value

per

share
267p 269p 275p 284p 284p 262p 274p 275p
Common

equity

tier

1

ratio
14.6% 15.1% 14.6% 14.2% 13.1% 13.8% 13.4% 13.4%
Common

equity

tier

1

capital
45.9 46.3 45.5 45.4 42.5 40.8 41.9 42.9
Risk

weighted

assets

313.4 306.2 310.7 319.0 325.6 295.1 313.3 319.1
Average

UK

leverage

ratio
4.9% 5.0% 5.1% 4.7% 4.5% 4.5% 4.6% 4.7%
Average

UK

leverage

exposure
1,174.9 1,146.9 1,111.1 1,148.7 1,176.2 1,142.8 1,171.2 1,134.6
UK

leverage

ratio
5.0% 5.3% 5.2% 5.2% 4.5% 5.1% 4.8% 5.1%
UK

leverage

exposure
1,145.4 1,090.9 1,095.1 1,071.1 1,178.7 1,007.7 1,099.8 1,079.4
Funding

and

liquidity
Group

liquidity

pool

(£bn)
290 266 327 298 237 211 226 238
Liquidity

coverage

ratio
161% 162% 181% 186% 155% 160% 151% 156%
Loan:

deposit

ratio
69% 71% 70% 76% 79% 82% 82% 82%
1
Refer

to

pages

23

to

28

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Quarterly

Results

by

Business
Barclays

PLC
11
Barclays

UK
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
1,281 1,317 1,280 1,225 1,412 1,478 1,503 1,438
Net

fee,

commission

and

other

income
295 309 270 242 292 481 343 333
Total

income
1,576 1,626 1,550 1,467 1,704 1,959 1,846 1,771
Credit

impairment

charges
(77) (170) (233) (583) (481) (190) (101) (230)
Net

operating

income
1,499 1,456 1,317 884 1,223 1,769 1,745 1,541
Operating

costs
(1,036) (1,134) (1,095) (1,018) (1,023) (1,023) (952) (1,022)
UK

bank

levy
- (50) - - - (41) - -
Litigation

and

conduct
(3) 4 (25) (6) (5) (58) (1,480) (41)
Total

operating

expenses
(1,039) (1,180) (1,120) (1,024) (1,028) (1,122) (2,432) (1,063)
Other

net

income/(expenses)
- 6 (1) 13 - - - (1)
Profit/(loss)

before

tax

460 282 196 (127) 195 647 (687) 477
Attributable

profit/(loss)
298 160 113 (123) 175 438 (907) 328
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

to

customers

at

amortised

cost
205.7 205.4 203.9 202.0 195.7 193.7 193.2 189.1
Total

assets
309.1 289.1 294.5 287.6 267.5 257.8 257.9 259.0
Customer

deposits

at

amortised

cost
247.5 240.5 232.0 225.7 207.5 205.5 203.3 200.9
Loan:

deposit

ratio
88% 89% 91% 92% 96% 96% 97% 97%
Risk

weighted

assets
72.7 73.7 76.2 77.9 77.7 74.9 76.8 76.2
Performance

measures
Return

on

average

allocated

equity
8.9% 4.8% 3.3% (3.6%) 5.1% 12.7% (26.1%) 9.5%
Return

on

average

allocated

tangible

equity
12.0% 6.5% 4.5% (4.8%) 6.9% 17.0% (34.9%) 12.7%
Average

allocated

equity

(£bn)
13.5 13.4 13.7 13.9 13.7 13.8 13.9 13.8
Average

allocated

tangible

equity

(£bn)
9.9 9.8 10.1 10.3 10.1 10.3 10.4 10.3
Cost:

income

ratio
66% 73% 72% 70% 60% 57% 132% 60%
Loan

loss

rate

(bps)
14 31 43 111 96 38 20 47
Net

interest

margin
2.54% 2.56% 2.51% 2.48% 2.91% 3.03% 3.10% 3.05%

Quarterly

Results

by

Business
Barclays

PLC
12
Analysis

of

Barclays

UK
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Analysis

of

total

income
£m £m £m £m £m £m £m £m
Personal

Banking
923 895 833 826 968 1,064 1,035 946
Barclaycard

Consumer

UK
315 354 362 367 436 533 472 497
Business

Banking
338 377 355 274 300 362 339 328
Total

income
1,576 1,626 1,550 1,467 1,704 1,959 1,846 1,771
Analysis

of

credit

impairment

charges
Personal

Banking
(22) (68) (48) (130) (134) (71) (36) (36)
Barclaycard

Consumer

UK
(36) (78) (106) (396) (301) (108) (49) (175)
Business

Banking
(19) (24) (79) (57) (46) (11) (16) (19)
Total

credit

impairment

charges
(77) (170) (233) (583) (481) (190) (101) (230)
Analysis

of

loans

and

advances

to

customers

at
amortised

cost
£bn £bn £bn £bn £bn £bn £bn £bn
Personal

Banking
160.4 157.3 155.7 154.9 153.4 151.9 150.1 147.3
Barclaycard

Consumer

UK
8.7 9.9 10.7 11.5 13.6 14.7 14.9 15.1
Business

Banking
36.6 38.2 37.5 35.6 28.7 27.1 28.2 26.7
Total

loans

and

advances

to

customers

at
amortised

cost
205.7 205.4 203.9 202.0 195.7 193.7 193.2 189.1
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
186.0 179.7 173.2 169.6 161.4 159.2 157.9 156.3
Barclaycard

Consumer

UK
0.1 0.1 0.1 0.1 - - - -
Business

Banking
61.4 60.7 58.7 56.0 46.1 46.3 45.4 44.6
Total

customer

deposits

at

amortised

cost
247.5 240.5 232.0 225.7 207.5 205.5 203.3 200.9

Quarterly

Results

by

Business
Barclays

PLC
13
Barclays

International
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
748 614 823 847 998 965 1,059 1,017
Net

trading

income
1,934 1,372 1,528 1,660 2,360 929 1,110 1,016
Net

fee,

commission

and

other

income
1,717 1,500 1,430 1,503 1,286 1,558 1,581 1,870
Total

income
4,399 3,486 3,781 4,010 4,644 3,452 3,750 3,903
Credit

impairment

releases/(charges)
22 (291) (370) (1,010) (1,609) (329) (352) (247)
Net

operating

income
4,421 3,195 3,411 3,000 3,035 3,123 3,398 3,656
Operating

costs
(2,438) (2,133) (2,227) (2,186) (2,219) (2,240) (2,282) (2,435)
UK

bank

levy
- (240) - - - (174) - -
Litigation

and

conduct
(21) (9) (28) (11) - (86) - (11)
Total

operating

expenses
(2,459) (2,382) (2,255) (2,197) (2,219) (2,500) (2,282) (2,446)
Other

net

income
9 9 9 4 6 17 21 13
Profit

before

tax

1,971 822 1,165 807 822 640 1,137 1,223
Attributable

profit
1,431 441 782 468 529 397 799 832
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
123.5 122.7 128.0 138.1 167.0 132.8 138.1 134.8
Trading

portfolio

assets
131.1 127.7 122.3 109.5 101.6 113.3 119.4 120.0
Derivative

financial

instrument

assets
269.4 301.8 295.9 306.8 341.5 228.9 286.0 243.8
Financial

assets

at

fair

value

through

the

income

statement
197.5 170.7 178.2 154.3 188.4 128.4 158.0 154.7
Cash

collateral

and

settlement

balances
109.7 97.5 121.8 130.8 153.2 79.4 112.5 101.3
Other

assets
221.7 221.4 261.7 236.3 201.5 178.6 195.6 196.8
Total

assets
1,052.9 1,041.8 1,107.9 1,075.8 1,153.2 861.4 1,009.6 951.4
Deposits

at

amortised

cost
251.2 240.5 262.4 241.2 263.3 210.0 217.6 212.0
Derivative

financial

instrument

liabilities
260.2 300.4 293.3 307.6 338.8 228.9 283.3 243.0
Loan:

deposit

ratio
49% 51% 49% 57% 63% 63% 63% 64%
Risk

weighted

assets
230.0 222.3 224.7 231.2 237.9 209.2 223.1 214.8
Performance

measures
Return

on

average

allocated

equity
17.4% 5.7% 10.0% 5.5% 6.6% 5.0% 9.6% 10.3%
Return

on

average

allocated

tangible

equity
17.7% 5.8% 10.2% 5.6% 6.8% 5.1% 9.9% 10.7%
Average

allocated

equity

(£bn)
32.8 31.1 31.2 34.2 31.9 31.9 33.3 32.1
Average

allocated

tangible

equity

(£bn)
32.3 30.5 30.6 33.5 31.2 30.9 32.2 31.1
Cost:

income

ratio
56% 68% 60% 55% 48% 72% 61% 63%
Loan

loss

rate

(bps)
(7) 90 112 284 377 96 99 72
Net

interest

margin
3.92% 3.41% 3.79% 3.43% 3.93% 4.29% 4.10% 3.91%

Quarterly

Results

by

Business
Barclays

PLC
14
Analysis

of

Barclays

International
Corporate

and

Investment

Bank
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
FICC 1,204 812 1,000 1,468 1,858 726 816 920
Equities 932 542 691 674 564 409 494 517
Markets 2,136 1,354 1,691 2,142 2,422 1,135 1,310 1,437
Advisory 163 232 90 84 155 202 221 221
Equity

capital

markets
243 104 122 185 62 56 86 104
Debt

capital

markets
453 418 398 463 418 322 381 373
Banking

fees
859 754 610 732 635 580 688 698
Corporate

lending
206 186 232 61 111 202 195 216
Transaction

banking
393 344 372 381 449 397 424 444
Corporate 599 530 604 442 560 599 619 660
Total

income
1
3,594 2,638 2,905 3,316 3,617 2,314 2,617 2,795
Credit

impairment

releases/(charges)
43 (52) (187) (596) (724) (30) (31) (44)
Net

operating

income
3,637 2,586 2,718 2,720 2,893 2,284 2,586 2,751
Operating

costs
(1,886) (1,603) (1,716) (1,680) (1,690) (1,691) (1,712) (1,860)
UK

bank

levy
- (226) - - - (156) - -
Litigation

and

conduct
(1) 2 (3) (3) - (79) (4) (7)
Total

operating

expenses
(1,887) (1,827) (1,719) (1,683) (1,690) (1,926) (1,716) (1,867)
Other

net

income
1 2 1 3 - 1 12 3
Profit

before

tax

1,751 761 1,000 1,040 1,203 359 882 887
Attributable

profit
1,263 413 627 694 820 193 609 596
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
94.3 92.4 96.8 104.9 128.2 92.0 95.8 92.1
Trading

portfolio

assets
130.9 127.5 122.2 109.3 101.5 113.3 119.3 119.9
Derivative

financial

instruments

assets
269.4 301.7 295.9 306.7 341.4 228.8 286.0 243.7
Financial

assets

at

fair

value

through

the

income
statement
197.3 170.4 177.9 153.7 187.8 127.7 157.3 154.1
Cash

collateral

and

settlement

balances
108.8 96.7 121.0 129.7 152.2 78.5 111.6 100.4
Other

assets
190.8 194.9 228.9 205.5 171.4 155.3 171.5 168.1
Total

assets
991.5 983.6 1,042.7 1,009.8 1,082.5 795.6 941.5 878.3
Deposits

at

amortised

cost
185.2 175.2 195.6 173.9 198.4 146.2 152.1 145.4
Derivative

financial

instrument

liabilities
260.2 300.3 293.2 307.6 338.7 228.9 283.2 242.9
Risk

weighted

assets

201.3 192.2 193.3 198.3 201.7 171.5 184.9 175.9
Performance

measures
Return

on

average

allocated

equity
17.9% 6.3% 9.5% 9.5% 12.5% 3.0% 9.1% 9.2%
Return

on

average

allocated

tangible

equity
17.9% 6.3% 9.5% 9.6% 12.5% 3.0% 9.1% 9.2%
Average

allocated

equity

(£bn)
28.2 26.3 26.4 29.1 26.2 25.9 26.9 25.8
Average

allocated

tangible

equity

(£bn)
28.2 26.3 26.4 29.0 26.2 25.8 26.9 25.8
Cost:

income

ratio
53% 69% 59% 51% 47% 83% 66% 67%
1
From

Q121,

a

change

in

the

allocation

of

the

net

impact

of

treasury

operations

to

businesses

has

been

made

to

reflect

changes

in

the

business

balance

sheets.

Quarterly

Results

by

Business
Barclays

PLC
15
Analysis

of

Barclays

International
Consumer,

Cards

and

Payments
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
478 504 518 513 663 717 720 720
Net

fee,

commission,

trading

and

other

income
327 344 358 181 364 421 413 388
Total

income
805 848 876 694 1,027 1,138 1,133 1,108
Credit

impairment

charges
(21) (239) (183) (414) (885) (299) (321) (203)
Net

operating

income
784 609 693 280 142 839 812 905
Operating

costs
(552) (530) (511) (506) (529) (549) (570) (575)
UK

bank

levy
- (14) - - - (18) - -
Litigation

and

conduct
(20) (11) (25) (8) - (7) 4 (4)
Total

operating

expenses
(572) (555) (536) (514) (529) (574) (566) (579)
Other

net

income
8 7 8 1 6 16 9 10
Profit/(loss)

before

tax
220 61 165 (233) (381) 281 255 336
Attributable

profit/(loss)
168 28 155 (226) (291) 204 190 236
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
29.2 30.3 31.2 33.2 38.8 40.8 42.3 42.7
Total

assets
61.4 58.2 65.2 66.0 70.7 65.8 68.1 73.1
Deposits

at

amortised

cost
66.0 65.3 66.8 67.3 64.9 63.8 65.5 66.6
Risk

weighted

assets

28.8 30.1 31.4 32.9 36.2 37.7 38.2 38.9
Performance

measures
Return

on

average

allocated

equity
14.5% 2.4% 12.9% (17.7%) (20.7%) 13.6% 11.8% 14.9%
Return

on

average

allocated

tangible

equity
16.5% 2.7% 14.7% (20.2%) (23.5%) 15.9% 14.2% 17.8%
Average

allocated

equity

(£bn)
4.6 4.8 4.8 5.1 5.7 6.0 6.4 6.3
Average

allocated

tangible

equity

(£bn)
4.1 4.2 4.2 4.5 5.0 5.1 5.3 5.3
Cost:

income

ratio
71% 65% 61% 74% 52% 50% 50% 52%
Loan

loss

rate

(bps)
27 286 211 455 846 273 283 180

Quarterly

Results

by

Business
Barclays

PLC
16
Head

Office
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
(178) (86) (48) (180) (79) (99) (117) (95)
Net

fee,

commission

and

other

income
103 (85) (79) 41 14 (11) 62 (41)
Total

income
(75) (171) (127) (139) (65) (110) (55) (136)
Credit

impairment

charges
- (31) (5) (30) (25) (4) (8) (3)
Net

operating

expenses
(75) (202) (132) (169) (90) (114) (63) (139)
Operating

costs
(71) (213) (69) (106) (11) (45) (59) (44)
UK

bank

levy
- (9) - - - (11) - -
Litigation

and

conduct
(9) (42) (23) (3) (5) (23) (88) (1)
Total

operating

expenses
(80) (264) (92) (109) (16) (79) (147) (45)
Other

net

income/(expenses)
123 8 10 (43) 2 3 6 15
Loss

before

tax

(32) (458) (214) (321) (104) (190) (204) (169)
Attributable

loss
(25) (381) (284) (255) (99) (154) (184) (126)
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Total

assets
17.7 18.6 19.3 21.7 23.6 21.0 22.9 22.4
Risk

weighted

assets
10.7 10.2 9.8 9.9 10.0 11.0 13.4 28.1
Performance

measures
Average

allocated

equity

(£bn)
8.1 11.2 11.5 10.3 9.6 8.8 9.2 8.1
Average

allocated

tangible

equity

(£bn)
4.3 7.3 7.6 6.4 5.6 5.2 5.8 4.8

Performance

Management
Barclays

PLC
17
Margins

and

balances
Three

months

ended

31.03.21
Three

months

ended

31.03.20
Net

interest
income
Average
customer
assets

Net

interest
margin
Net

interest
income
Average
customer
assets

Net

interest
margin
£m £m % £m £m %
Barclays

UK
1,281 204,663

2.54
1,412 195,204

2.91
Barclays

International
1,2
755 78,230

3.92
980 100,171

3.93
Total

Barclays

UK

and

Barclays

International
2,036 282,893

2.92
2,392 295,375

3.26
Other
3
(185) (61)
Total

Barclays

Group
1,851 2,331
1
Barclays

International

margins

include

IEL

balances

within

the

investment

banking

business.
2
Barclays

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market

in

Q420
from

net

investment

income

to

interest

expense

within

net

interest

income.

Had

the

equivalent

Q120

interest

expense

been

recognised

in

net

interest

income,

the
Barclays

International

and

Total

Barclays

UK

and

Barclays

International

NIMs

would

have

been

3.84%

and

3.22%

respectively.
3
Other

includes

Head

Office

and

non-lending

related

investment

banking

businesses

not

included

in

Barclays

International

margins.
The

Group’s

combined

product

and

equity

structural

hedge

notional

as

at

31

March

2021

was

£192bn,

with

an

average

duration

of
2.5

to

3

years.

Group

net

interest

income

includes

gross

structural

hedge

contributions

of

£0.3bn

(Q120:

£0.4bn)

and

net

struct

ural
hedge

contributions

of

£0.3bn

(Q120:

£0.2bn).

Gross

structural

hedge

contributions

represent

the

absolute

level

of

interest

earned
from

the

fixed

receipts

on

the

basket

of

swaps

in

the

structural

hedge,

while

the

net

structural

hedge

contributions

represent

the
net

interest

earned

on

the

difference

between

the

structural

hedge

rate

and

prevailing

floating

rates
.
Quarterly

analysis

for

Barclays

UK

and

Barclays

International
Net

interest
income
Average
customer
assets
Net

interest
margin
Three

months

ended

31.12.20
£m £m %
Barclays

UK

1,317

204,315

2.56
Barclays

International
1,2

696

81,312

3.41
Total

Barclays

UK

and

Barclays

International

2,013

285,627

2.80
Three

months

ended

30.09.20
Barclays

UK

1,280

203,089

2.51
Barclays

International
1,2

838

88,032

3.79
Total

Barclays

UK

and

Barclays

International

2,118

291,121

2.89
Three

months

ended

30.06.20
Barclays

UK
1,225 199,039 2.48
Barclays

International
1,2 868 101,706 3.43
Total

Barclays

UK

and

Barclays

International
2,093 300,745 2.80
1
Barclays

International

margins

include

IEL

balances

within

the

investment

banking

business.
2
The

reclassification

of

expense

of

the

premium

paid

for

purchased

financial

guarantees

from

net

investment

income

to

net

interest

income

was

recognised

in

full

in
Q420

and

resulted

in

a

0.48%

reduction

on

the

Q420

Barclays

Inte

rnational

NIM

and

0.14%

reduction

on

the

Q420

Total

Barclays

UK

and

Barclays

International

NIM.
Had

the

equivalent

impact

been

reflected

in

the

respective

quarters,

the

Barclays

International

NIM

would

have

been

3.33%

in

Q220,

3.68%

in

Q320

and

3.77%

in
Q420.

Total

Barclays

UK

and

Barclays

International

NIMs

would

have

been

2.77%

in

Q220,

2.86%

in

Q320

and

2.91%

in

Q420

respectively.

Credit

Risk
Barclays

PLC
18
Loans

and

advances

at

amortised

cost

by

stage
The

table

below

presents

an

analysis

of

loans

and

advances

at

amortised

cost

by

gross

exposure,

impairment

allowance,
impairment

charge

and

coverage

ratio

by

stage

allocation

and

business

segment

as

at

31

March

2021.

Also

included

are

off

-balance
sheet

loan

commitments

and

financial

guarantee

contracts

by

gross

exposure,

impairment

allowance

and

coverage

ratio

by

stage
allocation

as

at

31

March

2021.
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the
total

impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure,

as
expected

credit

loss

(ECL)

is

not

reported

separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.
For

wholesale

portfolios,

the

impairment

allowance

on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet
as

a

provision.
Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31.03.21
£m £m £m £m £m £m £m £m £m
Barclays

UK
155,477 24,114 2,833 182,424 308 1,422 1,089 2,819 179,605
Barclays

International
19,955 5,219 1,858 27,032 364 1,198 1,101 2,663 24,369
Head

Office
4,011 565 778 5,354 4 45 358 407 4,947
Total

Barclays

Group

retail
179,443 29,898 5,469 214,810 676 2,665 2,548 5,889 208,921
Barclays

UK
32,208 4,092 1,088 37,388 11 135 102 248 37,140
Barclays

International
84,199 14,855 1,779 100,833 316 508 835 1,659 99,174
Head

Office
542

-

32 574

-

-

31 31 543
Total

Barclays

Group
wholesale
1
116,949 18,947 2,899 138,795 327 643 968 1,938 136,857
Total

loans

and

advances

at
amortised

cost
296,392 48,845 8,368 353,605 1,003 3,308 3,516 7,827 345,778
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
298,695 50,618 787 350,100 228 731 43 1,002 349,098
Total
3
595,087 99,463 9,155 703,705 1,231 4,039 3,559 8,829 694,876
As

at

31.03.21
Three

months

ended

31.03.21
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.2 5.9 38.4 1.5 28 6
Barclays

International
1.8 23.0 59.3 9.9 20 30
Head

Office
0.1 8.0 46.0 7.6 (1) -
Total

Barclays

Group

retail
0.4 8.9 46.6 2.7 47 9
Barclays

UK
- 3.3 9.4 0.7 14 15
Barclays

International
0.4 3.4 46.9 1.6 55 22
Head

Office
- - 96.9 5.4 1 71
Total

Barclays

Group
wholesale
1
0.3 3.4 33.4 1.4 70 20
Total

loans

and

advances

at
amortised

cost
0.3 6.8 42.0 2.2 117 13
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
0.1 1.4 5.5 0.3 (57)
Other

financial

assets

subject
to

impairment
3
(5)
Total 4 0.2 4.1 38.9 1.3 55
1
Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

customer

exposure

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on
a

collective

basis.

The

net

impact

is

a

difference

in

total

exposure

of

£8,133m

of

balances

reported

as

wholesale

loans

on

page

20

in

the

Loans

and

advances

at
amortised

cost

by

product

disclosure.
2
Excludes

loan

commitments

and

financial

guarantees

of

£18.9bn

carried

at

fair

value.
3
Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£188.1bn

and

impairment

allowance

of

£130m.

This

comprises

£19m

ECL

on
£186.3bn

stage

1

assets,

£3m

on

£1.7bn

stage

2

fair

value

through

other

comprehensive

income

assets,

other

assets,

cash

collatera

l

and

settlement

balances

and
£108m

on

£113m

stage

3

other

assets.
4
Q121

loan

impairment

charge

represents

three

months

of

impairment

charge,

annualised

to

calculate

the

loan

loss

rate.

The

loan

loss

rate

is

6bps

after

applying

the
total

impairment

charge

of

£55m.

Credit

Risk
Barclays

PLC
19
Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31.12.20
£m £m £m £m £m £m £m £m £m
Barclays

UK
153,250 23,896 2,732 179,878 332 1,509 1,147 2,988 176,890
Barclays

International
1 21,048 5,500 1,992 28,540 396 1,329 1,205 2,930 25,610
Head

Office
4,267 720 844 5,831 4 51 380 435 5,396
Total

Barclays

Group

retail
178,565 30,116 5,568 214,249 732 2,889 2,732 6,353 207,896
Barclays

UK
31,918 4,325 1,126 37,369 13 129 116 258 37,111
Barclays

International
1
79,911 16,565 2,270 98,746 288 546 859 1,693 97,053
Head

Office
570

-

33 603

-

-

31 31 572
Total

Barclays

Group
wholesale
2
112,399 20,890 3,429 136,718 301 675 1,006 1,982 134,736
Total

loans

and

advances

at
amortised

cost
290,964 51,006 8,997 350,967 1,033 3,564 3,738 8,335 342,632
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
3
289,939 52,891 2,330 345,160 256 758 50 1,064 344,096
Total 4 580,903 103,897 11,327 696,127 1,289 4,322 3,788 9,399 686,728
As

at

31.12.20
Year

ended

31.12.20
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.2 6.3 42.0 1.7 1,070 59
Barclays

International
1
1.9 24.2 60.5 10.3 1,680 589
Head

Office
0.1 7.1 45.0 7.5 91 156
Total

Barclays

Group

retail
0.4 9.6 49.1 3.0 2,841 133
Barclays

UK
- 3.0 10.3 0.7 154 41
Barclays

International
1 0.4 3.3 37.8 1.7 914 93
Head

Office
- - 93.9 5.1

-

-

Total

Barclays

Group
wholesale 2
0.3 3.2 29.3 1.4 1,068 78
Total

loans

and

advances

at
amortised

cost
0.4 7.0 41.5 2.4 3,909 111
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
3
0.1 1.4 2.1 0.3 776
Other

financial

assets

subject
to

impairment
4
153
Total
5
0.2 4.2 33.4 1.4 4,838
1
Private

Banking

have

refined

the

methodology

to

classify
£5bn

of
their

exposure

between

Wholesale

and

Retail

during

the

year.
2
Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

customer

exposure

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on
a

collective

basis.

The

net

impact

is

a

difference

in

total

exposure

of

£7,551m

of

balances

reporte

d

as

wholesale

loans

on

page

20

in

the

Loans

and

advances

at
amortised

cost

by

product

disclosure.
3
Excludes

loan

commitments

and

financial

guarantees

of

£9.5bn

carried

at

fair

value.
4
Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£180.3bn

and

impairment

allowance

of

£165m.

This

comprises

£11m

ECL

on
£175.7bn

stage

1

assets,

£9m

on

£4.4bn

stage

2

fair

value

through

other

comprehensive

income

assets,

other

assets,

cash

collateral

and

settlement

balances

and
£145m

on

£154m

stage

3

other

assets.
5
The

loan

loss

rate

is

138bps

after

applying

the

total

impairment

charge

of

£4,838m.

Credit

Risk
Barclays

PLC
20
Loans

and

advances

at

amortised

cost

by

product
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage
allocation

by

asset

classification.
Stage

2
As

at

31.03.21
Stage

1
Not

past
due
<=30

days
past

due
>30

days
past

due
Total
Stage

3
Total
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
141,273 16,919 1,960 1,059 19,938 2,229 163,440
Credit

cards,

unsecured

loans

and

other

retail

lending
30,797 8,785 344 289 9,418 3,022 43,237
Wholesale

loans

124,322 18,959 329 201 19,489 3,117 146,928
Total 296,392 44,663 2,633 1,549 48,845 8,368 353,605
Impairment

allowance
Home

loans
34 55 13 11 79 397 510
Credit

cards,

unsecured

loans

and

other

retail

lending
624 2,228 144 177 2,549 2,091 5,264
Wholesale

loans

345 672 5 3 680 1,028 2,053
Total 1,003 2,955 162 191 3,308 3,516 7,827
Net

exposure
Home

loans
141,239 16,864 1,947 1,048 19,859 1,832 162,930
Credit

cards,

unsecured

loans

and

other

retail

lending
30,173 6,557 200 112 6,869 931 37,973
Wholesale

loans

123,977 18,287 324 198 18,809 2,089 144,875
Total 295,389 41,708 2,471 1,358 45,537 4,852 345,778
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.7 1.0 0.4 17.8 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
2.0 25.4 41.9 61.2 27.1 69.2 12.2
Wholesale

loans

0.3 3.5 1.5 1.5 3.5 33.0 1.4
Total 0.3 6.6 6.2 12.3 6.8 42.0 2.2
As

at

31.12.20
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
138,639 16,651 1,785 876 19,312 2,234 160,185
Credit

cards,

unsecured

loans

and

other

retail

lending
33,021 9,470 544 306 10,320 3,172 46,513
Wholesale

loans

119,304 19,501 1,097 776 21,374 3,591 144,269
Total 290,964 45,622 3,426 1,958 51,006 8,997 350,967
Impairment

allowance
Home

loans
33 57 13 14 84 421 538
Credit

cards,

unsecured

loans

and

other

retail

lending
680 2,382 180 207 2,769 2,251 5,700
Wholesale

loans

320 650 50 11 711 1,066 2,097
Total 1,033 3,089 243 232 3,564 3,738 8,335
Net

exposure
Home

loans
138,606 16,594 1,772 862 19,228 1,813 159,647
Credit

cards,

unsecured

loans

and

other

retail

lending
32,341 7,088 364 99 7,551 921 40,813
Wholesale

loans

118,984 18,851 1,047 765 20,663 2,525 142,172
Total 289,931 42,533 3,183 1,726 47,442 5,259 342,632
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.7 1.6 0.4 18.8 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
2.1 25.2 33.1 67.6 26.8 71.0 12.3
Wholesale

loans

0.3 3.3 4.6 1.4 3.3 29.7 1.5
Total 0.4 6.8 7.1 11.8 7.0 41.5 2.4

Credit

Risk
Barclays

PLC
21
Measurement

uncertainty
During

the

latter

part

of

Q121,

macroeconomic

indicators

became

more

positive

than

at

Q420,

particularly

in

the

UK

with

improved
economic

growth

and

lower

unemployment

consensus

forecasts

in

response

to

the

UK

Budget

announcement

on

3

March

2021
and

the

progress

of

the

COVID

-19

vaccine

roll

out

programme.

In

the

US,

new

government

stimulus

was

announced

in

March

2021,
including

a

$1.9trn

Rescue

Plan,

and

a

COVID

-19

vaccine

programme

well

underway.

However,

global

economic

uncertainty
remains

high

as

the

COVID

-19

pandemic

continues

to

evolve

and

practical

challenges

remain

in

inoculation

programmes.

In

response

to

the

changing

economic

environment,

key

baseline

macroeconomic

indicators

were

refreshed

at

Q121.

However,
because

the

macroeconomic

outlook

remains

uncertain

and

has

only

recently

shown

improvement,

the

impact

from

these
consensus

updates

has

not

been

reflected

in

the

Q121

ECL

provision

level.

This

has

been

based

on

the

more

conservative
macroeconomic

indicators

of

the

Q420

ECL

scenarios,

rolled

forward

by

on

e

quarter,

and

updated

to

reflect

changes

in

balances
and

individually

assessed

impaired

names

during

the

quarter.

If

these

favourable

macroeconomic

indicators

persist,

an

adjustment
will

be

made

to

the

provision

level.

Sensitivity

analysis

has

been

com

pleted

to

estimate

the

impact

of

applying

the

refreshed

Q121

baseline

to

material

portfolios.

This
high-level

analysis

indicated

that,

all

other

things

being

equal,

this

change

in

key

macroeconomic

variables

would

result

in

a
reduction

to

the

modelled

ECL

stock

of

c£0.5bn

from

the

material

portfolios,

should

positive

macroeconomic

indicators

persist.

The
macroeconomic

variables

used

in

the

sensitivity

analysis

are

disclosed

on

the

following

page.
Management

adjustments

to

models

for

impairment
The

real

economic

impact

of

the

COVID

-19

pandemic

may

only

become

clear

once

support

measures

put

in

place

by

governments
begin

to

fall

away.

Government

support

schemes

are

currently

scheduled

to

run

until

cQ321

in

the

major

jurisdictions

in

which
Barclays

operates

.

In

addition

to

the

above

ECL

model

sensitivity

for

which

no

adjustment

has

been

made,

management
adjustments

to

models

for

impairment

were

retained

and

amounted

to

£1,223m

(Q420:

£1,388m).

These

included

economic
uncertainty

adjustments

recognised

at

year

end

2020

which

addressed

the

temporary

nature

of

ongoing

government

support,

the
uncertainty

in

relation

to

the

timing

of

stress

and

the

range

of

economic

uncertainty.

The

tables

below

show

the

primary

consensus

macroeconomic

variables

in

the

Q121

Baseline

scenario

and

the

probability

weights
applied

to

each

rolled

forward

scenario.

Credit

Risk
Barclays

PLC
22
Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
The

calculation

of

ECL

was

based

on

the

Q420

macroeconomic

variables

rolled

forward

by

one

quarter.
2021 2022 2023
As

at

31.03.21

%

%
%
UK

GDP
1
3.3 3.4 2.9
UK

unemployment
2
6.0 6.6 6.0
UK

HPI
3
2.4 2.3 4.2
UK

bank

rate
0.1 (0.1) -
US

GDP
1
1.9 3.2 2.9
US

unemployment
4
7.3 5.8 5.6
US

HPI
5
2.4 4.2 4.7
US

federal

funds

rate
0.3 0.3 0.3
2021 2022 2023
As

at

31.12.20

%

%
%
UK

GDP
1
6.3 3.3 2.6
UK

unemployment
2
6.7 6.4 5.8
UK

HPI
3
2.4 2.3 5.0
UK

bank

rate
- (0.1) -
US

GDP
1
3.9 3.1 2.9
US

unemployment
4
6.9 5.7 5.6
US

HPI
5
2.8 4.7 4.7
US

federal

funds

rate
0.3 0.3 0.3
Baseline

average

macroeconomic

variables

refreshed

for

sensitivity

analysis
Sensitivity

analysis

was

performed

by

considering

a

refreshed

Q121

baseline

scenario

relative

to

the

rolled

forward

baseline
scenario

against

material

portfolios,

using

the

macro

economic

variables

in

the

table

below.
2021 2022 2023
As

at

31.03.21

%

%
%
UK

GDP
1
5.0 5.7 2.3
UK

unemployment
2
5.8 5.6 5.1
UK

HPI
3
(0.5) 0.3 3.6
UK

bank

rate
0.1 0.3 0.4
US

GDP
1
5.5 3.8 1.6
US

unemployment
4
5.7 4.5 4.5
US

HPI
5
3.9 3.5 3.5
US

federal

funds

rate
0.3 0.3 0.7
1

Average

Real

GDP

seasonally

adjusted

change

in

year.
2

Average

UK

unemployment

rate

16-year+.
3

Change

in

year-end

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index,

relative

to

prior

year

end.
4

Average

US

civilian

unemployment

rate

16-year+.
5

Change

in

year-end

US

HPI

=

FHFA

house

price

index,

relative

to

prior

year

end.
Scenario

probability

weighting
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31.03.21
Scenario

probability

weighting
20.2 24.2 24.7 15.5 15.4
As

at

31.12.20
Scenario

probability

weighting
20.2 24.2 24.7 15.5 15.4

Treasury

and

Capital

Risk
Barclays

PLC
23
Capital
The

Group’s

Overall

Capital

Requirement

for

CET1

is

11.1%

comprising

a

4.5%

Pillar

1

minimum,

a

2.5%

Capital

Conservation

Buffer
(CCB),

a

1.5%

Global

Systemically

Important

Institution

(G-SII)

buffer,

a

2.6%

Pillar

2A

requirement

and

a

0.0%

Countercyclical
Capital

Buffer

(CCyB).
The

Group’s

CCyB

is

based

on

the

buffer

rate

applicable

for

each

jurisdiction

in

which

the

Group

has

exposures.

On

11

March

2020,
the

Financial

Policy

Committee

(FPC)

set

the

CCyB

rate

for

UK

exposures

at

0%

with

immediate

effect.

The

buffer

rates

set

by

other
national

authorities

for

non-UK

exposures

are

not

currently

material.

Overall,

this

results

in

a

0.0%

CCyB

for

the

Group.

The

Group’s

Pillar

2A

requirement

as

per

the

Prudential

Regulation

Authority’s

(PRA)

Individual

Capital

Requirement

is

4.7%

of
which

at

least

56.25%

needs

to

be

met

with

CET1

capita

l,

equating

to

approximately

2.6%

of

RWAs.

The

Pillar

2A

require

ment

is
subject

to

at

least

annual

review

and

has

been

set

as

a

nominal

capital

amount.

This

is

based

on

a

point

in

time

assessment

and

the
requirement

(when

expressed

as

a

proportion

of

RWAs)

will

change

depending

on

the

total

RWAs

at

each

reporting

period.

Following

the

withdrawal

of

the

UK

from

the

EU,

any

references

to

CRR

as

amended

by

CRR

II

mean,

unless

otherwise

specified,
CRR

as

amended

by

CRR

II,

as

it

forms

part

of

UK

law

pursuant

to

the

European

Union

(Withdrawal)

Act

2018

and

subject

to

the
temporary

transitional

powers

(TTP)

available

to

UK

regulators

to

delay

or

phase-in

on-shoring

changes

to

UK

regulatory
requirements

arising

at

the

end

of

the

transition

period

until

31

March

2022,

as

at

the

applicable

reporting

date.

Throughout

the
TTP

period,

the

Bank

of

England

(BoE)

and

PRA

are

expected

to

review

the

UK

legislation

framework

and

any

disclosures

made

by
the

Group

will

be

subject

to

any

resulting

guidance.

On

12

February

2021,

the

PRA

launched

a

consultation

on

certain

items

within

the

Basel

standards

that

remain

to

be

implemented
in

the

UK

as

well

as

setting

out

proposed

new

PRA

CRR

rules.

The

proposals

include

reverting

to

the

previous

treatment

of

100%
CET1

capital

deduction

for

qualifying

software

assets

by

the

end

of

2021,

meaning

the

c.40

bps

benefit

in

the

CET1

ratio

is

likely

to
be

reversed

in

future

periods.

Treasury

and

Capital

Risk
Barclays

PLC
24
Capital

ratios
1,2,3
As

at

As

at

31.03.21 31.12.20
CET1 14.6% 15.1%
Tier

1

(T1)
18.4% 19.0%
Total

regulatory

capital
21.8% 22.1%

Capital

resources
£m £m
Total

equity

excluding

non-controlling

interests

per

the

balance

sheet
65,105 65,797
Less:

other

equity

instruments

(recognised

as

AT1

capital)
(11,179) (11,172)
Adjustment

to

retained

earnings

for

foreseeable

ordinary

share

dividends

(303) (174)
Adjustment

to

retained

earnings

for

foreseeable

repurchase

of

shares
(439) -
Adjustment

to

retained

earnings

for

foreseeable

other

equity

coupons
(42) (30)
Other

regulatory

adjustments

and

deductions
Additional

value

adjustments

(PVA)
(1,496) (1,146)
Goodwill

and

intangible

assets
(6,504) (6,914)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

temporary

differences
(629) (595)
Fair

value

reserves

related

to

gains

or

losses

on

cash

flow

hedges
(850) (1,575)
Gains

or

losses

on

liabilities

at

fair

value

resulting

from

own

credit
1,202 870
Defined

benefit

pension

fund

assets
(1,192) (1,326)
Direct

and

indirect

holdings

by

an

institution

of

own

CET1

instruments
(50) (50)
Adjustment

under

IFRS

9

transitional

arrangements
2,285 2,556
Other

regulatory

adjustments
(4) 55
CET1

capital
45,904 46,296
AT1

capital

Capital

instruments

and

related

share

premium

accounts
11,179 11,172
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries

655 646
Other

regulatory

adjustments

and

deductions
(80) (80)
AT1

capital
11,754 11,738
T1

capital
57,658 58,034

T2

capital
Capital

instruments

and

related

share

premium

accounts
8,951 7,836
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
1,641 1,893
Credit

risk

adjustments

(excess

of

impairment

over

expected

losses)
95 57
Other

regulatory

adjustments

and

deductions
(160) (160)
Total

regulatory

capital
68,185 67,660
Total

RWAs
313,356 306,203
1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

This

includes

IFRS

9

transitional
arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.

2

The

fully

loaded

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

PLC

AT1

securities,

was

14.0%,

with

£43.6bn

of

CET1

capital

and
£312.6bn

of

RWAs

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amende

d

by

CRR

II.
3

The

Group’s

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

7.625%

Contingent

Capital

Notes,

was

14.6%.

For

this
calculation

CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangem

ents

under

the

CRR

as

amended

by

CRR

II,

including

the

IFRS

9

transitional
arrangements.

The

benefit

of

the

Financial

Services

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD
IV,

expired

in

December

2017.

Treasury

and

Capital

Risk
Barclays

PLC
25
Movement

in

CET1

capital
Three

months
ended
31.03.21
£m
Opening

CET1

capital
46,296
Profit

for

the

period

attributable

to

equity

holders
1,899
Own

credit

relating

to

derivative

liabilities
14
Ordinary

share

dividends

paid

and

foreseen
(129)
Purchased

and

foreseeable

share

repurchase
(700)
Other

equity

coupons

paid

and

foreseen
(207)
Increase

in

retained

regulatory

capital

generated

from

earnings
877
Net

impact

of

share

schemes
(167)
Fair

value

through

other

comprehensive

income

reserve
(320)
Currency

translation

reserve
(478)
Other

reserves
(6)
Decrease

in

other

qualifying

reserves
(971)
Pension

remeasurements

within

reserves
(186)
Defined

benefit

pension

fund

asset

deduction
134
Net

impact

of

pensions
(52)
Additional

value

adjustments

(PVA)
(350)
Goodwill

and

intangible

assets
410
Deferred

tax

assets

that

rely

on

future

profitability

excluding

those

arising

from

temporary

differences
(34)
Adjustment

under

IFRS

9

transitional

arrangements
(271)
Other

regulatory

adjustments
(1)
Decrease

in

regulatory

capital

due

to

adjustments

and

deductions
(246)
Closing

CET1

capital
45,904
CET1

capital

decreased

£0.4bn

to

£45.9bn

(December

2020:

£46.3bn).
£1.9bn

of

capital

generated

from

profits

were

partially

offset

by

£1.0bn

dividends

paid

and

foreseen

including

£0.7bn

for

the

share
buyback

announced

with

FY20

results,

£0.2bn

of

equity

coupons

paid

and

a

£0.1bn

accrual

towards

a

FY21

dividend.

Other
significant

movements

in

the

period

were:
●
A

£0.3bn

reduction

in

the

fair

value

through

other

comprehensive

income

reserve

driven

by

movements

in

the

valuation
of

the

liquidity

pool
●
A

£0.5bn

decrease

in

the

currency

translation

reserves

due

to

the

depreciation

of

period

end

EUR

and

USD

against

GBP
●
A

£0.4bn

increase

in

the

PVA

deduction

due

to

the

removal

of

temporary

regulatory

supporting

measures

applied

to
certain

additional

valuation

adjustments
●
A

£0.4bn

decrease

in

the

goodwill

and

intangible

deduction

reflecting

new

qualifying

software

intangibles

that

are

subject
to

risk

weighting

rather

than

deduction
●
A

£0.3bn

decrease

in

IFRS

9

transitional

relief,

after

tax,

primarily

due

to

the

amount

of

relief

applied

to

the

pre-2020
impairment

charge

reducing

to

50%

in

2021

from

70%

in

2020

Treasury

and

Capital

Risk
Barclays

PLC
26
RWAs

by

risk

type

and

business
Credit

risk
Counterparty

credit

risk
Market

risk
Operational
risk
Total
RWAs
Std IRB Std IRB
Settlement
risk CVA Std IMA
As

at

31.03.21
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
7,066 53,512 431

-

-

217 64

-

11,381 72,671
Corporate

and

Investment

Bank
25,832 75,854 13,781 19,218 102 2,452 16,479 24,083 23,452 201,253
Consumer,

Cards

and

Payments
18,621 2,875 178 41

-

28

-

59 6,949 28,751
Barclays

International
44,453 78,729 13,959 19,259 102 2,480 16,479 24,142 30,401 230,004
Head

Office
4,424 7,065

-

-

-

-

-

-

(808) 10,681
Barclays

Group
55,943 139,306 14,390 19,259 102 2,697 16,543 24,142 40,974 313,356
As

at

31.12.20
Barclays

UK
7,360 54,340 394

-

-

136 72

-

11,359 73,661
Corporate

and

Investment

Bank
24,660 73,792 12,047 20,280 246 2,351 13,123 22,363 23,343 192,205
Consumer,

Cards

and

Payments
19,754 3,041 177 45

-

31

-

71 6,996 30,115
Barclays

International
44,414 76,833 12,224 20,325 246 2,382 13,123 22,434 30,339 222,320
Head

Office
4,153 6,869

-

-

-

-

-

-

(800) 10,222
Barclays

Group
55,927 138,042 12,618 20,325 246 2,518 13,195 22,434 40,898 306,203
Movement

analysis

of

RWAs
Credit

risk

Counterparty
credit

risk
Market

risk
Operational
risk
Total

RWAs
£m £m £m £m £m
Opening

RWAs

(as

at

31.12.20)
193,969 35,707 35,629 40,898 306,203
Book

size
2,971 691 5,056 76 8,794
Acquisitions

and

disposals
(59) - - - (59)
Book

quality
628 213 - - 841
Model

updates
(438) (163) - - (601)
Methodology

and

policy
(115) - - - (115)
Foreign

exchange

movements
1 (1,707) - - - (1,707)
Total

RWA

movements
1,280 741 5,056 76 7,153
Closing

RWAs

(as

at

31.03.21)
195,249 36,448 40,685 40,974 313,356
1
Foreign

exchange

movements

do

not

include

foreign

exchange

for

counterparty

credit

risk

or

market

risk.
Overall

RWAs

increased

£7.2bn

to

£313.4bn

(December

2020:

£306.2bn).

Significant

movements

in

the

period

were:

Credit

risk

RWAs

increased

£1.3bn:
●
A

£3.0bn

increase

in

book

size

primarily

due

to

increased

CIB

lending,

growth

in

mortgages

within

Barclays

UK

partially
offset

by

lower

consumer

lending

and

ESHLA
●
A

£1.7bn

decrease

due

to

the

depreciation

of

period

end

EUR

and

USD

against

GBP
Market

risk

RWAs

increased

£5.1bn:
●
A

£5.1bn

increase

in

book

size

primarily

due

to

increased

client

and

trading

activity

Treasury

and

Capital

Risk
Barclays

PLC
27
Leverage

ratio

and

exposures
The

Group

is

subject

to

a

leverage

ratio

requirement

of

3.8%

as

at

31

March

2021.

This

comprises

the

3.25%

minimum
requirement,

a

G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)

of

0.53%

and

a

countercyclical

leverage

ratio

buffer

of

0.0%.
Although

the

leverage

ratio

is

expressed

in

terms

of

T1

capital,

75%

of

the

minimum

requirement,

equating

to

2.4375%,

needs

to
be

met

with

CET1

capital.

In

addition,

the

G-SII

ALRB

must

be

covered

solely

with

CET1

capital.

The

CET1

capital

held

against

the
0.53%

G-SII

ALRB

was

£6.2bn.
The

Group

is

required

to

disclose

an

average

UK

leverage

ratio

which

is

based

on

capital

on

the

last

day

of

each

mont

h

in

the
quarter

and

an

exposure

measure

for

each

day

in

the

quarter.

The

Group

is

also

required

to

disclose

a

UK

leverage

ratio

based

on
capital

and

exposure

on

the

last

day

of

the

quarter.

Both

approaches

exclude

qualifying

claims

on

central

banks

from

t

he

leverage
exposures

and

include

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.

The

FPC

intends

to

review

the

UK

leverage

framework
in

2021.
Leverage

ratios
1,2
As

at
31.03.21
As

at
31.12.20
£m £m
Average

UK

leverage

ratio
4.9% 5.0%
Average

T1

capital
3
57,040 57,069
Average

UK

leverage

exposure
1,174,887 1,146,919
UK

leverage

ratio
5.0% 5.3%
CET1

capital
45,904 46,296
AT1

capital
11,099 11,092
T1

capital
3
57,003 57,388
UK

leverage

exposure
1,145,413 1,090,907
UK

leverage

exposure
Accounting

assets
Derivative

financial

instruments
270,717 302,446
Derivative

cash

collateral
51,797 64,798
Securities

financing

transactions

(SFTs)
189,496 164,034
Loans

and

advances

and

other

assets
867,646 818,236
Total

IFRS

assets
1,379,656 1,349,514
Regulatory

consolidation

adjustments
(1,926) (1,144)
Derivatives

adjustments
Derivatives

netting

(242,857) (272,275)
Adjustments

to

cash

collateral
(45,464) (57,414)
Net

written

credit

protection
16,814 14,986
Potential

future

exposure

(PFE)

on

derivatives
128,454 117,010
Total

derivatives

adjustments
(143,053) (197,693)
SFTs

adjustments
22,294 21,114
Regulatory

deductions

and

other

adjustments
(18,111) (17,469)
Weighted

off-balance

sheet

commitments
118,134 113,704
Qualifying

central

bank

claims
(167,054) (155,890)
Settlement

netting
(44,527) (21,229)
UK

leverage

exposure
1,145,413 1,090,907
1
Fully

loaded

average

UK

leverage

ratio

was

4.7%,

with

£54.8bn

of

T1

capital

and

£1,173bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratio

was

4.8%,

with
£54.7bn

of

T1

capital

and

£1,143bn

of

leverage

exposure.
Fully

loaded

UK

leverage

ratios

are

calculated

without

applying

the

transitional

arrangements

of

the

CRR
as

amended

by

CRR

II.

2
Capital

and

leverage

measures

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.
3
T1

capital

is

calculated

in

line

with

the

PRA

Handbook.

Treasury

and

Capital

Risk
Barclays

PLC
28
The

average

UK

leverage

ratio

decreased

to

4.9%

(December

2020:

5.0%).

The

average

leverage

exposure

increased

by

£28bn

to
£1,175bn

(December

2020:

£1,147bn)

largely

driven

by

an

increase

in

securities

financing

transactions

(SFTs).
The

UK

leverage

ratio

decreased

to

5.0%

(December

2020:

5.3%)

.

The

UK

leverage

exposure

increase

d

by

£54.5bn

to

£1,145bn
(December

2020:

£1,091bn)

primarily

driven

by:

●
A

£25.5bn

increase

in

SFTs;

and

●
A

£11.4bn

increase

in

PFE

on

derivatives

driven

by

increased

trading

activity
The

Group

also

discloses

a

CRR

leverage

ratio
1

within

its

additional

regulatory

disclosures

prepared

in

accordance

with

EBA
guidelines

on

disclosure

under

Part

Eight

of

the

CRR

(see

Barclays

PLC

Pillar

3

Report

Q1

2021,

due

to

be

published

on

30

April

2021
and

which

will

be

available

at

home.barclays/

investor

-relations/reports

-and-events/latest

-financial

-results).
1
CRR

leverage

ratio

as

amended

by

CRR

II.

Treasury

and

Capital

Risk
Barclays

PLC
29
MREL
The

Group

is

required

to

meet

the

higher

of:

(i)

the

requirements

set

by

the

BoE

based

on

RWAs

and

the

higher

of

average

and

UK
leverage

exposures;

and

(ii)

the

requirements

in

CRR

as

amended

by

CRR

II

based

on

RWAs

and

CRR

leverage

exposures.

The

MREL
requirements

are

subject

to

phased

implementation

and

will

be

fully

implemented

by

1

January

2022.

As

at

31

March

2021,

the

Group

’s

MREL

requirement

was

to

meet

7.0%

of

CRR

leverage

exposures.

On

19

January

2021

the

BoE
published

indicative

MREL

requirements

that

show

the

Group’s

highest

requirement

in

2022

will

be

7.7%

of

CRR

leverage

exposure,
based

on

30

September

2020

exposures.

The

BoE

is

currently

reviewing

the

MREL

calibration

and

intends

to

make

any

policy
changes

by

the

end

of

2021.

Separately,

the

FPC

intends

to

review

the

UK

leverage

framework

in

2021

and

this,

along

with

any
MREL

policy

changes,

may

result

in

a

different

MREL

requirement

from

1

January

2022

than

that

which

is

currently

proposed

.

CET1
capital

cannot

be

counted

towards

both

MREL

and

the

capital

buffers,

meaning

that

the

buffers

will

effectively

be

applied

above
MREL

requirements.

Own

funds

and

eligible

liabilities

ratios
1,2
As

a

percentage

of

RWAs
As

a

percentage

of

CRR

leverage
exposure
As

at
31.03.21
As

at
31.12.20
As

at
31.03.21
As

at
31.12.20
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible
liabilities 32.1% 32.7% 7.6% 8.0%
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays
Bank

PLC

instruments
3
32.8% 33.6% 7.8% 8.2%
Own

funds

and

eligible

liabilities
1,2
As

at
31.03.21
As

at
31.12.20
£m £m
CET1

capital
45,904 46,296
AT1

capital

instruments

and

related

share

premium

accounts
4 11,099 11,092
T2

capital

instruments

and

related

share

premium

accounts
4 8,886 7,733
Eligible

liabilities
34,571 35,086
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
100,460 100,207
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
655 646
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
1,641 1,893
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC

instruments
3
102,756 102,746
Total

RWAs
313,356 306,203
Total

CRR

leverage

exposure
5 1,320,628 1,254,157
1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

This

includes

IFRS

9

transitional
arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.
2

The

BoE

has

set

external

MREL

based

on

the

higher

of

RWAs

and

CRR

or

UK

leverage

exposures

which

could

result

in

the

binding

measure

changing

in

future

periods.
The

31

March

2021

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities

ratio

as

a

percentage

of

the

UK

leverage

exposure

was

8.8%

and

as

a
percentage

of

the

average

UK

leverage

exposure

was

8.6%.
3

Own

funds

instrum

ents

issued

by

subsidiaries

will

not

be

counted

towards

MREL

from

1

January

2022.
4

Includes

other

AT1

capital

regulatory

adju

stments

and

deductions

of

£80m

(December

2020:

£80m),

and

other

T2

credit

risk

ad

justments

and

deductions

of

£65m
(December

2020:

£103m).
5

Fully

loaded

CRR

leverage

exposure

is

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

Condensed

Consolidated

Financial

Statements
Barclays

PLC
30
Condensed

consolidated

income

statement
Three

months
ended
Three

months
ended
31.03.21 31.03.20
£m £m
Total

income
5,900 6,283
Credit

impairment

charges
(55) (2,115)
Net

operating

income
5,845 4,168
Operating

expenses

excluding

litigation

and

conduct
(3,545) (3,253)
Litigation

and

conduct
(33) (10)
Operating

expenses
(3,578) (3,263)
Other

net

income
132 8
Profit

before

tax
2,399 913
Tax

charge
(496) (71)
Profit

after

tax
1,903 842
Attributable

to:
Equity

holders

of

the

parent
1,704 605
Other

equity

instrument

holders
195 221
Total

equity

holders

of

the

parent
1,899 826
Non-controlling

interests
4 16
Profit

after

tax
1,903 842
Earnings

per

share
p p
Basic

earnings

per

ordinary

share
9.9 3.5

Condensed

Consolidated

Financial

Statements
Barclays

PLC
31
Condensed

consolidated

balance

sheet
As

at
As

at
31.03.21 31.12.20
Assets
£m £m
Cash

and

balances

at

central

banks
209,521 191,127
Cash

collateral

and

settlement

balances
112,662 101,367
Loans

and

advances

at

amortised

cost
345,778 342,632
Reverse

repurchase

agreements

and

other

similar

secured

lending
10,276 9,031
Trading

portfolio

assets
131,226 127,950
Financial

assets

at

fair

value

through

the

income

statement
201,610 175,151
Derivative

financial

instruments
270,717 302,446
Financial

assets

at

fair

value

through

other

comprehensive

income
74,680 78,688
Investments

in

associates

and

joint

ventures
917 781
Goodwill

and

intangible

assets
7,867 7,948
Current

tax

assets
170 477
Deferred

tax

assets
4,053 3,444
Other

assets
10,179 8,472
Total

assets
1,379,656 1,349,514
Liabilities
Deposits

at

amortised

cost
498,752 481,036
Cash

collateral

and

settlement

balances
107,130 85,423
Repurchase

agreements

and

other

similar

secured

borrowing
20,949 14,174
Debt

securities

in

issue
87,291 75,796
Subordinated

liabilities
15,944 16,341
Trading

portfolio

liabilities
60,735 47,405
Financial

liabilities

designated

at

fair

value
249,852 249,765
Derivative

financial

instruments
260,407 300,775
Current

tax

liabilities

768 645
Deferred

tax

liabilities
15 15
Other

liabilities
11,644 11,257
Total

liabilities
1,313,487 1,282,632
Equity
Called

up

share

capital

and

share

premium
4,619 4,637
Other

reserves
2,648 4,461
Retained

earnings

46,659 45,527
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
53,926 54,625
Other

equity

instruments
11,179 11,172
Total

equity

excluding

non-controlling

interests
65,105 65,797
Non-controlling

interests
1,064 1,085
Total

equity
66,169 66,882
Total

liabilities

and

equity
1,379,656 1,349,514

Condensed

Consolidated

Financial

Statements
Barclays

PLC
32
Condensed

consolidated

statement

of

changes

in

equity
Called

up
share

capital
and

share
premium
Other

equity
instruments
Other
reserves
Retained
earnings Total
Non-
controlling
interests
Total
equity
Three

months

ended

31.03.21
£m £m £m £m £m £m £m
Balance

as

at

1

January

2021
4,637 11,172 4,461 45,527 65,797 1,085 66,882
Profit

after

tax
- 195 - 1,704 1,899 4 1,903
Retirement

benefit

remeasurements
- - - (186) (186) - (186)
Other - - (1,842) - (1,842) - (1,842)
Total

comprehensive

income

for

the

period
- 195 (1,842) 1,518 (129) 4 (125)
Equity

settled

share

schemes

and

hedges
thereof
9 - - 266 275 - 275
Other

equity

instruments

coupons

paid
- (195) - - (195) - (195)
Vesting

of

shares

under

employee

share
schemes
- - 2 (386) (384) - (384)
Repurchase

of

shares
(27) - 27 (261) (261) - (261)
Dividends

paid
- - - - - (1) (1)
Other

movements
- 7 - (5) 2 (24) (22)
Balance

as

at

31

March

2021
4,619 11,179 2,648 46,659 65,105 1,064 66,169
As

at
As

at
31.03.21 31.12.20
Other

reserves
£m £m
Currency

translation

reserve
2,393 2,871
Fair

value

through

other

comprehensive

income

reserve
(315) 5
Cash

flow

hedging

reserve
849 1,575
Own

credit

reserve
(1,272) (954)
Other

reserves

and

treasury

shares
993 964
Total
2,648 4,461
Basis

of

preparation
The

condensed

consolidated

financial

statements

are

prepared

in

accordance

with

the

recognition

and

measurement

requirements
of

UK-adopted

international

accounting

standards

(UK-adopted

International

Financial

Reporting

Standards

).

Following

the

UK’s
departure

from

the

European

Union

(EU)

at

the

end

of

the

Brexit

transition

period

on

31

December

2020,

all

EU

endorsed

IFRS
became

UK-adopted

IFRS.

On

6

January

2021,

the

UK

endorsed

the

phase

2

amendments

to

IFRS

9

and

IAS

39

in

respect

of

interest
rate

benchmark

reform,

which

was

also

endorsed

by

the

EU

on

13

January

2021

and

were

early

adopted

in

the

Barclays

PLC

2020
Annual

Report.

UK

adopted

IFRS

and

EU

endorsed

IFRS

are

currently

the

same.

Appendix:

Non-IFRS

Performance

Measures
Barclays

PLC
33
The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable
information

to

the

readers

of

the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing
the

businesses’

performance

between

financial

periods,

and

provide

more

detail

concerning

the

elements

of

performance

which
the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also
reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should
consider

the

IFRS

measures

as

well.
Non-IFRS

performance

measures

glossary
Measure Definition
Loan:

deposit

ratio
Loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.
Period

end

allocated
tangible

equity
Allocated

tangible

equity

is

calculated

as

13.5%

(2020:

13.0%)

of

RWAs

for

each

business,

adjusted
for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

the

assumptions

the

Group
uses

for

capital

planning

purposes.

Head

Office

alloca

ted

tangible

equity

represents

the

difference
between

the

Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.
Average

tangible
shareholders’

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current
month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the
average

of

the

monthly

averages

within

that

period.
Average

allocated
tangible

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the
period

is

the

average

of

the

monthly

averages

within

that

period.
Return

on

average
tangible

shareholders’
equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments
adjusted

for

the

deduction

of

intangible

assets

and

goodwill.

The

components

of

the

calculation

have
been

included

on

pages

34

to

35.
Return

on

average
allocated

tangible

equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

allocated

tangible

equity.

The

components

of

the

calculation

have

been

included

on

pages

34
to

36.
Cost:

income

ratio
Total

operating

expenses

divided

by

total

income.
Loan

loss

rate
Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.

The

components

of

the

calculation
have

been

included

on

page

18.
Net

interest

margin
Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.

The

components

of
the

calculation

have

been

included

on

page

17.
Tangible

net

asset

value
per

share
Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The
components

of

the

calculation

have

been

included

on

page

36.
Pre

-provision

profits
Calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

components

of

the
calculation

have

been

included

on

page

35.

Appendix:

Non-IFRS

Performance

Measures
Barclays

PLC
34
Returns
Return

on

average

tangible

equity

is

calculated

as

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent

as

a
proportion

of

average

tangible

equity,

excluding

non-controlling

and

other

equity

interests

for

businesses.

Allocated

tangible

equity
has

been

calculated

as

13.5%

(2020:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and
intangible

assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

average

allocated

tangible
equity

represents

the

differ

ence

between

the

Group’s

average

tangible

shareholders’

equity

and

the

amounts

allocated

to
businesses.

Profit/(loss)
attributable

to
ordinary

equity
holders

of

the
parent
Average
tangible

equity
Return

on
average
tangible

equity
Three

months

ended

31.03.21
£m £bn %
Barclays

UK
298 9.9 12.0

Corporate

and

Investment

Bank
1,263 28.2 17.9

Consumer,

Cards

and

Payments
168 4.1 16.5
Barclays

International
1,431 32.3 17.7
Head

Office
(25) 4.3 n/m
Barclays

Group
1,704 46.5 14.7
Three

months

ended

31.03.20
Barclays

UK
175 10.1 6.9

Corporate

and

Investment

Bank
820 26.2 12.5

Consumer,

Cards

and

Payments
(291) 5.0 (23.5)
Barclays

International
529 31.2 6.8
Head

Office
(99) 5.6 n/m
Barclays

Group
605 47.0 5.1

Appendix:

Non-IFRS

Performance

Measures
Barclays

PLC
35
Barclays

Group
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Return

on

average

tangible

shareholders'
equity
£m £m £m £m £m £m £m £m
Attributable

profit/(loss)
1,704 220 611 90 605 681 (292) 1,034
£bn £bn £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity
54.4 55.7 56.4 58.4 55.2 54.5 56.4 54.0
Average

goodwill

and

intangibles
(7.9) (8.1) (8.1) (8.2) (8.2) (8.1) (8.0) (7.8)
Average

tangible

shareholders'

equity

46.5 47.6 48.3 50.2 47.0 46.4 48.4 46.2
Return

on

average

tangible

shareholders'
equity
14.7% 1.8% 5.1% 0.7% 5.1% 5.9% (2.4%) 9.0%
Pre

-provision

profits

Profit

before

tax

excluding

credit

impairment
charges
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
£m £m £m £m £m £m £m £m
Profit

before

tax
2,399 646 1,147 359 913 1,097 246 1,531
Impact

of

credit

impairment

charges
55 492 608 1,623 2,115 523 461 480
Profit

before

tax

excluding

credit

impairment
charges
2,454 1,138 1,755 1,982 3,028 1,620 707 2,011
Barclays

UK
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Return

on

average

allocated

tangible

equity
£m £m £m £m £m £m £m £m
Attributable

profit/(loss)
298 160 113 (123) 175 438 (907) 328
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

13.5 13.4 13.7 13.9 13.7 13.8 13.9 13.8
Average

goodwill

and

intangibles
(3.6) (3.6) (3.6) (3.6) (3.6) (3.5) (3.5) (3.5)
Average

allocated

tangible

equity

9.9 9.8 10.1 10.3 10.1 10.3 10.4 10.3
Return

on

average

allocated

tangible

equity
12.0% 6.5% 4.5% (4.8%) 6.9% 17.0% (34.9%) 12.7%

Appendix:

Non-IFRS

Performance

Measures
Barclays

PLC
36
Barclays

International
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Return

on

average

allocated

tangible

equity
£m £m £m £m £m £m £m £m
Attributable

profit
1,431 441 782 468 529 397 799 832
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

32.8 31.1 31.2 34.2 31.9 31.9 33.3 32.1
Average

goodwill

and

intangibles
(0.5) (0.6) (0.6) (0.7) (0.7) (1.0) (1.1) (1.0)
Average

allocated

tangible

equity

32.3 30.5 30.6 33.5 31.2 30.9 32.2 31.1
Return

on

average

allocated

tangible

equity

17.7% 5.8% 10.2% 5.6% 6.8% 5.1% 9.9% 10.7%
Corporate

and

Investment

Bank
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Return

on

average

allocated

tangible

equity
£m £m £m £m £m £m £m £m
Attributable

profit
1,263 413 627 694 820 193 609 596
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
28.2 26.3 26.4 29.1 26.2 25.9 26.9 25.8
Average

goodwill

and

intangibles
- - - (0.1) - (0.1) - -
Average

allocated

tangible

equity
28.2 26.3 26.4 29.0 26.2 25.8 26.9 25.8
Return

on

average

allocated

tangible

equity
17.9% 6.3% 9.5% 9.6% 12.5% 3.0% 9.1% 9.2%
Consumer,

Cards

and

Payments
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
Return

on

average

allocated

tangible

equity
£m £m £m £m £m £m £m £m
Attributable

profit/(loss)
168 28 155 (226) (291) 204 190 236
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
4.6 4.8 4.8 5.1 5.7 6.0 6.4 6.3
Average

goodwill

and

intangibles
(0.5) (0.6) (0.6) (0.6) (0.7) (0.9) (1.1) (1.0)
Average

allocated

tangible

equity
4.1 4.2 4.2 4.5 5.0 5.1 5.3 5.3
Return

on

average

allocated

tangible

equity
16.5% 2.7% 14.7% (20.2%) (23.5%) 15.9% 14.2% 17.8%
Tangible

net

asset

value

per

share
As

at
As

at
As

at
31.03.21 31.12.20 31.03.20
£m £m £m
Total

equity

excluding

non-controlling

interests
65,105 65,797 68,369
Other

equity

instruments
(11,179) (11,172) (10,871)
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
53,926 54,625 57,498
Goodwill

and

intangibles
(7,867) (7,948) (8,209)
Tangible

shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
46,059 46,677 49,289
m m m
Shares

in

issue
17,257 17,359 17,322
p p p
Net

asset

value

per

share

312

315

332
Tangible

net

asset

value

per

share

267

269

284

Appendix:

Non-IFRS

Performance

Measures
Barclays

PLC
37
Profit/(loss)

attributable

to

ordinary

equity

holders

of

the
parent
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
£m £m £m £m £m £m £m £m
Barclays

UK
298 160 113 (123) 175 438 (907) 328
Corporate

and

Investment

Bank
1,263 413 627 694 820 193 609 596
Consumer,

Cards

and

Payments
168 28 155 (226) (291) 204 190 236
Barclays

International
1,431 441 782 468 529 397 799 832
Head

Office
(25) (381) (284) (255) (99) (154) (184) (126)
Barclays

Group
1,704 220 611 90 605 681 (292) 1,034
Average

equity
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
£bn £bn £bn £bn £bn £bn £bn £bn
Barclays

UK
13.5 13.4 13.7 13.9 13.7 13.8 13.9 13.8
Corporate

and

Investment

Bank
28.2 26.3 26.4 29.1 26.2 25.9 26.9 25.8
Consumer,

Cards

and

Payments
4.6 4.8 4.8 5.1 5.7 6.0 6.4 6.3
Barclays

International
32.8 31.1 31.2 34.2 31.9 31.9 33.3 32.1
Head

Office
8.1 11.2 11.5 10.3 9.6 8.8 9.2 8.1
Barclays

Group
54.4 55.7 56.4 58.4 55.2 54.5 56.4 54.0
Return

on

average

equity
Q121 Q420 Q320 Q220 Q120 Q419 Q319 Q219
% % % % % % % %
Barclays

UK
8.9% 4.8% 3.3% (3.6%) 5.1% 12.7% (26.1%) 9.5%
Corporate

and

Investment

Bank
17.9% 6.3% 9.5% 9.5% 12.5% 3.0% 9.1% 9.2%
Consumer,

Cards

and

Payments
14.5% 2.4% 12.9% (17.7%) (20.7%) 13.6% 11.8% 14.9%
Barclays

International
17.4% 5.7% 10.0% 5.5% 6.6% 5.0% 9.6% 10.3%
Head

Office
n/m n/m n/m n/m n/m n/m n/m n/m
Barclays

Group
12.5% 1.6% 4.3% 0.6% 4.4% 5.0% (2.1%) 7.6%

Shareholder

Information

Barclays

PLC
38
Results

timetable
1
Date
2021

Interim

Results

Announcement
28

July

2021
%

Change
3
Exchange

rates
2
31.03.21 31.12.20 31.03.20 31.12.20 31.03.20
Period

end

-

USD/GBP
1.38 1.37 1.24 1% 11%
3

month

average

-

USD/GBP
1.38 1.32 1.28 5% 8%
Period

end

-

EUR/GBP
1.18 1.12 1.13 5% 4%
3

month

average

-

EUR/GBP
1.14 1.11 1.16 3% (2%)
Share

price

data
Barclays

PLC

(p)
185.92 146.68 94.11
Barclays

PLC

number

of

shares

(m)
17,223 17,359 17,332
For

further

information

please

contact
Investor

relations
Media

relations
Chris

Manners

+44

(0)

20

7773

2136
Tom

Hoskin

+44

(0)

20

7116

4755
More

information

on

Barclays

can

be

found

on

our

website:

home.barclays.
Registered

office
1

Churchill

Place,

London,

E14

5HP,

United

Kingdom.

Tel:

+44

(0)

20

7116

1000.

Company

number:

48839.
Registrar
Equiniti,

Aspect

House,

Spencer

Road,

Lancing,

West

Sussex,

BN99

6DA,

United

Kingdom.

Tel:

0371

384

2055
4

from

the

UK

or

+44

121

415

7004

from

overseas.
American

Depositary

Receipts

(ADRs)
Shareowner

Services
StockTransfer@equiniti.com
Tel:

+1

800

990

1135

(toll

free

in

US

and

Canada),

+1

651

453

2128

(outside

the

US

and

Canada)

Shareowner

Services,

PO

Box

64504,

St

Paul,

MN

55164-0504,

USA.
Delivery

of

ADR

certificates

and

overnight

mail
Shareowner

Services,

1110

Centre

Pointe

Curve,

Suite

101,

Mendota

Heights,

MN

55120,

USA.
1
Note

that

these

dates

are

provisional

and

subject

to

change.
2
The

average

rates

shown

above

are

derived

from

daily

spot

rates

during

the

year.
3
The

change

is

the

impact

to

GBP

reported

information.
4
Lines

open

8.30am

to

5.30pm

(UK

time),

Monday

to

Friday,

excluding

UK

public

holidays

in

England

and

Wales.

Glossary

of

Terms
Barclays

PLC
39
‘Advanced

-Internal

Ratings

Based

(A-IRB)’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.
Reimbursement

of

an

acceptance

by

the

customer

is

normally

immediate.

Endorsements

are

residual

liabilities

of

the

Barclays
Group

in

respect

of

bills

of

exchange

which

have

been

paid

and

subsequently

rediscounted.

‘Additional

Tier

1

(AT1)

capital’

AT1

capital

largely

comprises

eligible

non-common

equity

capital

securities

and

any

related

share
premium.
‘Additional

Tier

1

(AT1)

securities’

Non-common

equity

securities

that

are

eligible

as

AT1

capital.
‘Advanced

Measurement

Approach

(AMA)’

Under

the

AMA,

banks

are

allowed

to

develop

their

own

empirical

model

to

quantify
required

capital

for

operational

risk.

Banks

can

only

use

this

approach

subject

to

approval

from

their

local

regulators.

‘Agencies’

Bonds

issued

by

state

and

/

or

governmen

t

agencies

or

government

-

sponsored

entities.
‘Agency

Mortgage

-Backed

Securities’

Mortgage

-Backed

Securities

issued

by

government

-sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

defaul

t

for

the

correlation

trading
portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non-US

company

(e.g.
Barclays)

trading

in

US

financial

markets.
‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’
A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement
over

a

one-year

period.
‘Annualised

cumulative

weighted

average

lifetime

PD’
The

probability

of

default

over

the

remaining

life

of

the

asset,

expressed

as
an

annual

rate,

reflecting

a

range

of

possible

economic

scenarios.
‘Application

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

available
customer

data

at

the

point

of

application

for

a

product.
‘Arrears’

Customers

are

said

to

be

in

arrears

when

they

are

behind

in

fulfilling

their

obligations

with

the

result

that

an

outstanding
loan

is

unpaid

or

overdue.

Such

customers

are

also

said

to

be

in

a

state

of

delinquency.

When

a

customer

is

in

arrears,

their

entire
outstanding

balance

is

said

to

be

delinquent,

meaning

that

delinquent

balances

are

the

total

outstanding

loans

on

which

payments
are

overdue.

‘Asia’

Geographic

segment

comprising

countries

where

Barclays

operates

within

Asia

and

the

Middle

East.

‘Asse

t

Backed

Commercial

Paper

(ABCP)’

Typically

short-term

notes

secured

on

specified

assets

issued

by

consolidated

special
purpose

entities

for

funding

purposes.

‘Asset

Backed

Securities

(ABS)’

Securities

that

represent

an

interest

in

an

underlying

pool

of

referenced

assets.

The

referenced

pool
can

comprise

any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial
mortgages

and,

in

the

case

of

a

Collateralised

Debt

Obligation

(CDO),

the

referenced

pool

may

be

ABS

or

other

classes

of

assets.
‘Attributable

profit’

Profit

after

tax

that

is

attributable

to

ordinary

equity

holders

of

Barclays

adjusted

for

the

after

tax

amounts

of
capital

securities

classified

as

equity.
‘Average

allocated

tangible

equity’
Calculate

d

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.

Glossary

of

Terms
Barclays

PLC
40
‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current

month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly
averages

within

that

period.

‘Average

UK

leverage

ratio’
As

per

the

PRA

rulebook,

calculated

as

the

average

capital

measure

based

on

the

last

day

of

each
month

in

the

quarter

divided

by

the

average

exposure

measure

for

the

quarter,

where

the

average

exposure

is

based

on

each

day
in

the

quarter.
‘Back

testing’
Includes

a

number

of

techniques

that

assess

the

continued

statistical

validity

of

a

model

by

simulating

how

the

model
would

have

predicted

recent

experience.
‘Bank

of

England

(BoE)’
The

central

bank

of

the

United

Kingdom

with

devolved

responsibility

for

managing

monetary

policy

and

to
oversee

regulation

of

the

UK’s

financial

sector.

Through

the

Prudential

Regulation

Committee,

the

BoE

exercises

control

over

the
PRA.
‘Barclays

Africa’

or

‘Absa’

or

‘Absa

Group

Limited’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a
subsidiary

of

the

Barclays

Group.

Following

a

sell

down

of

shares

resulting

in

a

loss

of

control,

the

Barclays

Group’s

shareholding

in
Absa

Group

Limited

is

now

classified

as

a

financial

asset

at

fair

value

through

other

comprehensive

income.
‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

calculating

individual

LTVs

at

account

level

and

weighting

it

by

the

balances

to

arrive
at

the

average

position.

Balance

weighted

Loan

to

Value

ratio

is

calculated

using

the

following

formula:

LTV

=

((loan

1

balance

x
Marked

to

market

(MTM)

LTV%

for

loan

1)

+

(loan

2

balance

x

Marked

to

market

(MTM)

LTV%

for

loan

2)

+

...)

/

total

outstandings
in

portfolio.
‘Barclaycard

Consumer

UK’

The

UK

Barclaycard

business.
‘Barclays’

or

’Barclays

Group’

Barclays

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group’

Barclays

Bank

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

UK

Group’

Barclays

Bank

UK

PLC,

together

with

its

subsidiaries.

‘Barclays

Operating

businesses’
The

core

Barclays

businesses

operated

by

Barclays

UK

(which

include

the

UK

Personal

Banking;

UK
Business

Banking

and

the

Barclaycard

Consumer

UK

businesses)

and

Barclays

International

(the

large

UK

Corporate

business;

the
International

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

Barclaycard

International

business;

and

Paymen

ts).
‘Barclays

Execution

Services’

or

‘BX’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services

company
set

up

to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate

business;
the

International

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

Barclaycard

International

business;

and
Payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

Banking;

UK

Business
Banking

and

the

Barclaycard

Consumer

UK

businesses.

Following

a

transfer

from

Barclays

International

in

Q2

2020,

this

also
includes

Barclays

Partner

Finance

(BPF).
‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision

and

risk

management

of

banks.
‘Basel

Committee

on

Banking

Supervision

(BCBS)’

or

‘The

Basel

Committee’

A

forum

for

regular

cooperation

on

banking

supervisory
matters

which

develops

global

supervisory

standar

ds

for

the

banking

industry.

Its

45

members

are

officials

from

central

banks

or
prudential

supervisors

from

28

jurisdictions.

‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.

Glossary

of

Terms
Barclays

PLC
41
‘Basis

point(s)’

or

‘bp(s)’

One

hundredth

of

a

per

cent

(0.01%);

100

basis

points

is

1%.

The

measure

is

used

in

quoting

movements

in
interest

rates,

yields

on

securities

and

for

other

purposes.

‘Basis

risk’

Index/tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are
imperfectly

correlated,

especially

under

stressed

market

conditio

ns.
‘Behavioural

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

existing
customer

data

derived

from

account

usage.
‘Book

quality’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by

factors

such
as

underlying

customer

behaviour

or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report
,

changes

in

RWAs

driven

by

business

activity,
including

net

originations

or

repayments

.

‘Bounce

Back

Loan

Scheme

(BBLS)’
A

UK

Government

(British

Business

Bank)

backed

loan

scheme

which

allows

small

and

medium-
sized

businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

Government

guarantees

100%

of

the

loan

and

pays

the

first

12
months

of

interest

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’
Business

Banking

in

Barclays

UK
offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises
in

the

UK.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures

of

the

Investment

Bank.
‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

is

to

let

the

property

at

origination.
‘Capital

Conservation

Buffer

(CCB)’
A

capital

buffer

of

2.5%

of

a

bank’s

total

exposures

that

needs

to

be

met

with

an

additional
amount

of

Common

Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its
objective

is

to

conserve

a

bank’s

capital

by

ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be
drawn

down

if

losses

are

incurred.

‘Capital

ratios’

Key

financial

ratios

measuring

the

bank's

capital

adequacy

or

financial

strength

expressed

as

a

percentage

of

RWAs.
‘Capital

Requirements

Directive

(CRD)’
Directive

2013/36/EU,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital
Requirements

Regulation

and

sets

out

macroprudential

standards

including

the

countercyclical

capital

buffer

and

capital

buffers

for
systemically

important

institutions.

Directive

(EU)

2019/878,

published

as

part

of

the

EU

Risk

Reduction

Measure

package

amends
CRD.

These

amendments

entered

into

force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the

measures

within

the
Directive

by

28

December

2020.

CRD

forms

part

of

UK

law

pursuant

to

the

European

Union

(Withdrawal)

Act

2018,

as

amended
and

is

subject

to

the

temporary

transitional

powers

available

to

UK

regulators

to

delay

or

phase-in

on-

shoring

changes

to

UK
regulatory

requirements

arising

at

the

end

of

the

transition

period

until

31

March

2022.
‘Capital

Requirements

Regulation

(CRR)’
Regulation

(EU)

No

575/2013,

a

component

of

the

CRD

IV

package

which

accompanies

the
Capital

Requirements

Directive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of
leverage,

the

management

of

large

exposures

and

minimum

standards

for

liquidity.

Between

27

June

2019

and

28

June

2023,

this
regulation

will

be

amended

in

line

with

the

requirements

of

amending

Regulation

(EU)

2019/876

(CRR

II).

CRR,

as

amended

by

CRR
II,

forms

part

of

UK

law

pursuant

to

the

European

Union

(Withdrawal)

Act

2018,

as

amended

and

is

subject

to

the

temporary
transitional

powers

available

to

UK

regulators

to

delay

or

phase-in

on-shoring

changes

to

UK

regulatory

requirements

arising

at

the
end

of

the

transition

period

until

31

March

2022.
‘Capital

Requirement

s

Regulation

II

(CRR

II)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a
component

of

the

EU

Risk

Reduction

Measure

package.

The

requirements

set

out

in

CRR

II

will

be

introduced

between

27

June
2019

and

28

June

2023.

CRR,

as

amended

by

CRR

II,

forms

part

of

UK

law

pursuant

to

the

European

Union

(Withdrawal)

Act

2018,
as

amended

and

is

subject

to

the

temporary

transitional

powers

available

to

UK

regulators

to

delay

or

phase-in

on-shoring

changes
to

UK

regulatory

requirement

s

arising

at

the

end

of

the

transition

period

until

31

March

2022.
‘Capital

requirements

on

the

underlying

exposures

(KIRB)’
An

approach

available

to

banks

when

calculating

RWAs

for

securitisation
exposures.

This

is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of
securitised

exposures

in

the

program,

had

such

exposures

not

been

securitised.

Glossary

of

Terms
Barclays

PLC
42
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

capital

and

Tier

2

capital

that

are

eligible

to

satisfy

capital

requirements
under

CRD.

Referred

to

as

‘own

funds’

within

EU

regulatory

texts.

‘Capital

risk’

The

risk

that

the

Barclays

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business
activities

and

to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual
and

as

defined

for

internal

planning

or

regulatory

testing

purposes).

This

includes

the

risk

from

the

Barclays

Group’s

pension

plans.
‘Central

Counterpar

ty’

or

‘Central

Clearing

Counterparties

(CCPs)’

A

clearing

house

mediating

between

the

buyer

and

the

seller

in

a
financial

transaction,

such

as

a

derivative

contract

or

repurchase

agreement

(repo).

Where

a

central

counterparty

is

used,

a

single
bi-lateral

contract

between

the

buyer

and

seller

is

replaced

with

two

contracts,

one

between

the

buyer

and

the

CCP

and

one
between

the

CCP

and

the

seller.

The

use

of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over

-the-
counter

(OTC)

marke

ts.

‘Charge

-off’

In

the

retail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears

to
the

recovery

of

the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

‘Client

Assets’
Assets

manage

d

or

administered

by

the

Barclays

Group

on

behalf

of

clients

including

assets

under

management
(AUM),

custody

assets,

assets

under

administration

and

client

deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non-CLOs

wrapped

by

monolines

and

other
assets

wrapped

with

Credit

Support

Annex

(CSA)

protection.
‘Collateralised

Debt

Obligation

(CDO)’

A

security

issued

by

a

third

party

which

references

Asset

Backed

Securities

and/or

certain
other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub-prime

mortgage

assets

through

the

underlying
assets.

‘Collateralised

Loan

Obligation

(CLO)’

A

security

backed

by

repayments

from

a

pool

of

commercial

loans.

The

payments

may

be
made

to

differe

nt

classes

of

owners

(in

tranches).

‘Collateralised

Mortgage

Obligation

(CMO)’

A

security

backed

by

mortgages.

A

special

purpose

entity

receives

income

from

the
mortgages

and

passes

them

on

to

investors

in

the

security.
‘Combined

Buffer

Requirement

(CBR)’
In

the

context

of

the

CRD

capital

obligations,

the

total

Common

Equity

Tier

1

capital

required
to

meet

the

combined

requirements

of

the

Capital

Conservation

Buffer,

the

GSII

Buffer

or

the

OSII

buffer

as

applicable,

the
Systemic

Risk

buffer

and

an

institution

specific

counter

-cyclical

buffer.
‘Commercial

paper

(CP)’

Short-term

notes

issued

by

entities,

including

banks,

for

funding

purposes.

‘Commercial

real

estate

(CRE)’
Commercial

real

estate

includes

office

buildings,

industrial

property,

medical

centres,

hotels,

retail
stores,

shopping

centres,

farm

land,

multifamily

housing

buildings,

warehouses,

garages,

industrial

properties

and

other

similar
properties.

Commercial

real

estate

loans

are

loans

backed

by

a

package

of

commercial

real

estate.

Note:

for

the

purposes

of

the
Credit

Risk

section,

the

UK

CRE

portfolio

includes

property

investment,

development,

trading

and

housebuilders

but

excludes

social
housing

contractors.
‘Commissions

and

other

incentives’

Includes

commission-based

arrangements,

guaranteed

incentives

and

Long

Term

Incentive

Plan
awards.

‘Committee

of

Sponsoring

Orga

nisations

of

the

Treadway

Commission

Framework

(COSO)’
A

joint

initiative

of

five

private

sector
organisations

dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

management,

internal
control

and

fraud

deterrence.
‘Commodity

derivatives’

Exchange

traded

and

over

-the-counter

(OTC)

derivatives

based

on

an

underlying

commodity

(e.g.

metals,
precious

metals,

oil

and

oil

related

products,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities

(e.g.

Brent

vs.

WTI

crude

prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprises

common

shares
issued

and

related

share

premium,

retained

earnings

and

other

reserves,

less

specified

regulatory

adjustments.

Glossary

of

Terms
Barclays

PLC
43
‘Common

Equity

Tier

1

(CET1)

ratio’

A

measure

of

Common

Equity

Tier

1

capital

expressed

as

a

percentage

of

RWAs.
‘Compensation:

income

ratio’
The

ratio

of

compensation

expense

over

total

income.

Compensation

represents

total

staff

costs

less
non-compensation

items

consisting

of

outsourcing,

staff

training,

redundancy

costs

and

retirement

costs.
‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

exercise,

required

by

and

evaluated

by

the

Federal

Reserve,
through

which

the

largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have

sufficient

capital

to

continue
operations

through

periods

of

economic

and

financial

stress

and

have

robust

capital

-planning

processes

that

account

for

their
unique

risks.
‘Comprehensive

Risk

Capital

Charge

(CRCC)’
An

estimate

of

all

the

mate

rial

market

risks,

including

rating

migration

and

default

for
the

correlation

trading

portfolio.
‘Comprehensive

Risk

Measure

(CRM)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the
correlation

trading

portfolio.

Also

referred

to

as

All

Price

Risk

(APR)

and

Comprehensive

Risk

Capital

Charge

(CRCC).
‘Conduct

risk’

The

risk

of

detriment

to

customers,

clients,

market

integrity,

competition

or

Barclays

from

the

inappropriate

supply
of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two
different

financial

periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consumer

Bank,

Pay

ments

(including

merchant

acquiring

and

commercial

payments),
Barclaycard

Germany

and

the

Private

Bank.

‘Contingent

Capital

Notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

the

Barclays

Group

or

its

subsidiaries

that

are

either
permanently

written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the

Common

Equity
Tier

1

(CET1)

ratio

of

the

relevant

Barclays

Group

entity

falling

below

a

specific

level,

or

at

the

direction

of

regulators.

‘Conversion

Trigger’
Used

in

the

context

of

Contingent

Capital

Notes

and

AT1

securities.

A

capital

adequacy

trigger

event

occurs
when

the

CET1

ratio

of

the

bank

falls

below

a

certain

level

(the

trigger)

as

defined

in

the

Terms

&

Conditions

of

the

instruments
issued.

See

‘Contingent

Capital

Notes

(CCNs)’.
‘Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based
small

and

medium-sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID

-19.

The

CBILS

scheme

provides
loans

up

to

£5

million

which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

The

UK

Government

will

pay

inte

rest

and

fees
for

the

first

12

months

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.

Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK
based

medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

COVID

-19,

The
CBILS

scheme

provides

loans

of

up

to

£200

million

which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Corpora

te

and

Investment

Bank

businesses

which

form

part

of

Barclays
International.

‘Correlation

risk’

Refers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying

assets
changes

over

time.
‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

‘Co

untercyclical

Capital

Buffer

(CCyB)’
An

additional

buffer

introduced

as

part

of

the

CRD

IV

package

that

requires

banks

to

have

an
additional

cushion

of

CET

1

capital

with

which

to

absorb

potential

losses,

enhancing

their

resilience

and

contributing

to

a

stable
financial

system.

Glossary

of

Terms
Barclays

PLC
44
‘Countercyclical

leverage

ratio

buffer

(CCLB)’
A

macroprudential

buffer

that

has

applied

to

specific

PRA

regulated

institutions

since
2018

and

is

calculated

at

35%

of

any

risk

weighted

countercyclical

capital

buffer

set

by

the

Financial

Policy

Committee

(FPC).

The
CCLB

applies

in

addition

to

the

minimum

of

3.25%

and

any

G-SII

additional

leverage

ratio

buffer

that

applies.
‘Counterparty

credit

risk

(CCR)’

The

risk

that

a

counterparty

to

a

transaction

could

default

before

the

final

settlement

of

a
transaction’s

cash

flows.

In

the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

from

derivatives,

repurchase
agreements

and

similar

transactions

as

a

result

of

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.
‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the
benefit

of

the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’:

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade

firms
which

make

a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England

provides
liquidity

by

purchasing

short-term

debt

in

the

form

of

commercial

paper

from

corporates.

Barclays

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

comprising

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that
together

prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation
(CRR

II)

that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

enhanced

Basel

3

proposals
in

the

European

Union.
‘Credit

conversion

factor

(CCF)’

A

f
actor

used

to

estimate

the

risk

from

off

-balance

sheet

commitments

for

the

purpose

of
calculating

the

total

Exposure

at

Default

(EAD)

used

to

calculate

RWAs.
‘Credit

default

swaps

(CDS)’

A

contract

under

which

the

protection

seller

receives

premiums

or

interest

-related

payments

in

return
for

contracting

to

make

payments

to

the

protection

buyer

in

the

event

of

a

defined

credit

event.

Credit

events

normally

include
bankruptcy,

payment

default

on

a

reference

asset

or

assets,

or

downgrades

by

a

rating

agency.

‘Credit

derivatives

(CDs)’

An

arrangement

whereby

the

credit

risk

of

an

asset

(the

reference

asset)

is

transferred

from

the

buyer

to
the

seller

of

the

protection.

‘Credit

impairment

charges’

Also

known

as

‘credit

impairment’.

Impairment

charges

on

loans

and

advances

to

customers

and

banks
and

impairment

charges

on

fair

value

through

other

comprehensive

income

assets

and

reverse

repurchase

agreements.

‘Credit

market

exposures’

Assets

and

other

instruments

relating

to

commercial

real

estate

and

leveraged

finance

businesses

that
have

been

significantly

impacted

by

the

deterioration

in

the

global

credit

markets.

The

exposures

include

positions

subject

to

fair
value

movements

in

the

Income

Statement,

positions

that

are

classified

as

loans

and

advances,

and

available

fo

r

sale

and

other
assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs,

a

“credit

quality

assessment

scale”
maps

the

credit

assessments

of

a

recognised

credit

rating

agency

or

export

credit

agency

to

credit

quality

steps

that

determine

the
risk

weight

to

be

applied

to

an

exposure.
‘Credit

rating’
An

evaluation

of

the

creditworthiness

of

an

entity

seeking

to

enter

into

a

credit

agreement.
‘Credit

risk’

The

risk

of

loss

to

Barclays

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour
their

obligations

to

Barclays,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.

In

the
context

of

RWAs,

it

is

the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advances

and

similar

transactions
resulting

from

the

default

of

the

counterparty.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These

ca

n
be

broadly

divided

into

three

types:

collateral,

netting

and

set-off,

and

risk

transfer.

‘Credit

spread’

The

premium

over

the

benchmark

or

risk-free

rate

required

by

the

market

to

accept

a

lower

credit

quality.

Glossary

of

Terms
Barclays

PLC
45
‘Credit

Valuation

Adjustment

(CVA)’

The

difference

between

the

risk-free

value

of

a

portfolio

of

trades

and

the

market

value

which
takes

into

account

the

counterparty’s

risk

of

default.

The

CVA

therefore

represents

an

estimate

of

the

adjustment

to

fair

value

that
a

market

participant

would

make

to

incorporate

the

credit

risk

of

the

counterparty

due

to

any

failure

to

perform

on

contractual
agreements.

‘CRR

leverage

exposure’

Calculated

in

accordance

with

Article

429

of

the

CRR.
‘CRR

leverage

ratio’
Calculated

using

the

CRR

definition

of

“Tier

1

capital”

for

the

numerator

and

the

CRR

definition

of

“leverage
exposure”

as

the

denominator.
‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for
the

year

to

date

divided

by

numb

er

of

days

in

the

year

to

date.

‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not
credit

institutions.

Such

funds

are

recorded

as

liabilities

in

the

Barclays

Group’s

balance

sheet

under

“deposits

at

amortised

cost”.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An

estimate

of

the

potential

loss

which

might

arise

from

market

movements

under

normal

market
conditions,

if

the

current

positions

were

to

be

held

unchanged

for

one

business

day,

measured

to

a

specified

confidence

level.

‘DBRS’

A

credit

rating

agency.

‘Debit

Valuation

Adjustment

(DVA)’

The

opposite

of

Credit

Valuation

Adjustment

(CVA).

It

is

the

difference

between

the

risk-free
value

of

a

portfolio

of

trades

and

the

market

value

which

takes

into

account

the

Barclays

Group’s

risk

of

default.

The

DVA,
therefore,

represents

an

estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would

make

to

incorporate

the

credit
risk

of

the

Barclays

Group

due

to

any

failure

to

perform

on

contra

ctual

obligations.

The

DVA

decreases

the

value

of

a

liability

to
take

into

account

a

reduction

in

the

remaining

balance

that

would

be

settled

should

the

Barclays

Group

default

or

not

perform

any
contractual

obligations.

‘Debt

buybacks’

Purchases

of

the

Barclays

Group’s

issued

debt

securities,

including

equity

accounted

instruments,

leading

to

their
de-recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Group.

These

are

liabilities

of

the

Barclays
Group

and

include

certificates

of

deposit

and

commercial

paper.

‘Default

grades’

The

Barclays

Group

classifies

ranges

of

default

probabilities

into

a

set

of

21

intervals

called

default

grades,

in

order
to

distinguish

differences

in

the

probability

of

default

risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are
required

to

contribute

to

this

fund

in

advance

of

using

a

CCP.

The

default

fund

can

be

used

by

the

CCP

to

cover

losses

incurred

by
the

CCP

where

losses

are

greate

r

than

the

margins

provided

by

a

defaulting

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to

-market

derivative

positions

pursuant

to

legally
enforceable

bilateral

netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the

requirements
of

BCBS

270

(Basel

III

leverage

ratio

framework

and

disclosure

requirements).
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent

parts.
It

is

measured

as

the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd-Frank

Act

(DFA)’

The

US

Dodd-Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest

rate

movement,

based

on

existing

balance

sheet

run-off

profile.
'Effective

Expected

Positive

Exposure

(EEPE)'
The

weighted

average

over

time

of

effective

expected

exposure.

The

weights

are

the
proportion

that

an

individual

exposure

represents

of

the

entire

exposure

horizon

time

interval.

Glossary

of

Terms
Barclays

PLC
46
‘Effective

interest

rate

(EIR)’
As

defined

in

IFRS

9
Financial

Instruments
,

effective

interest

rate

is

the

rate

that

exact

ly

discounts
estimated

future

cash

payments

or

receipts

through

the

expected

life

of

the

financial

asset

or

financial

liability

to

the

gross

carrying
amount

of

a

financial

asset

or

to

the

amortised

cost

of

a

financial

liability.

‘Eligible

liabilities’
Liabilities

and

capital

instruments

that

are

eligible

to

meet

MREL

that

do

not

already

qualify

as

own

funds.

‘Encumbrance’
The

use

of

assets

to

secure

liabilities,

such

as

by

way

of

a

lien

or

charge.
‘Enterprise

Risk

Management

Fra

mework

(ERMF)’

The

Barclays

Group’s

risk

management

responsibilities

are

laid

out

in

the
Enterprise

Risk

Management

Framework,

which

describes

how

Barclays

identifies

and

manages

risk.

The

framework

identifies

the
principal

risks

faced

by

the

Barclays

Group;

sets

out

risk

appetite

requirements;

sets

out

roles

and

responsibilities

for

risk
management;

and

sets

out

risk

committee

structure.
‘Equities’

Trading

businesses

encompassing

Cash

Equities,

Equity

Derivatives

&

Equity

Financing
‘Equity

and

stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes

equity

and
stock

index

swaps

and

options

(including

warrants,

which

are

equity

options

listed

on

an

exchange).

The

Barclays

Group

also

enters
into

fund-linked

derivatives,

being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and

multi-
asset

portfolios.

An

equity

swap

is

an

agreement

between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional
principal

amount,

with

one

side

paying

fixed

or

floating

interest

and

the

other

side

paying

based

on

the

actual

return

of

the

stock

or
stock

index.

An

equity

option

provides

the

buyer

with

the

right,

but

not

the

obligation,

either

to

purchase

or

sell

a

specified

stock,
basket

of

stocks

or

stock

index

at

a

specified

price

or

level

on

or

before

a

specified

date.

‘Equity

risk’

In

the

context

of

trading

book

capital

requirements,

the

risk

of

change

in

market

value

of

an

equity

investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity
investment

and

to

smoothen

the

income

over

a

medium/long

term.

‘EU

Risk

Reduction

Measure

package’
A

collection

of

amending

Regulations

and

Directives

that

update

core

EU

regulatory

texts

and
which

came

into

force

on

27

June

2019.
‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
European

interbank

market.

‘Europe’

Geographic

segment

comprising

countries

in

which

Barclays

operates

within

the

EU

(excluding

the

UK),

Northern
Continental

and

Eastern

Europe.

‘European

Banking

Authority

(EBA)’
The

European

Banking

Authority

(EBA)

is

an

independent

EU

Authority

which

wor

ks

to

ensure
effective

and

consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to
maintain

financial

stability

in

the

EU

and

to

safeguard

the

integrity,

efficiency

and

orderly

functioning

of

the

banking

sector.
‘European

Securities

and

Markets

Authority

(ESMA)’
An

independent

European

Supervisory

Authority

with

the

remit

of

enhancing
the

protection

of

investors

and

reinforcing

stable

and

well-functioning

financial

markets

in

the

European

Union.

‘Eurozone’
Represents

the

19

European

Union

countries

that

have

adopted

the

Euro

as

their

common

currency.

The

19

countries
are

Austria,

Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,
Netherlands,

Portugal,

Slovakia,

Slovenia

and

Spain.
‘Expected

Credit

Losses

(ECL)’

A

present

value

measure

of

the

credit

losses

expected

to

result

from

default

events

that

may

occur
during

a

specified

period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

the

unbiased

and

probability

weighted
assessment

of

a

range

of

outcomes.
‘Expected

Losses’

A

regulatory

measure

of

anticipated

losses

for

exposures

captured

under

an

internal

ratings

based

credit

risk
approach

for

capital

adequacy

ca

lculations.

It

is

measured

as

the

Barclays

Group's

modelled

view

of

anticipated

losses

based

on
Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one-year

time

horizon.
’Expert

lender

models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a
particular

counterparty,

but

where

there

is

insufficient

data

to

support

the

construction

of

a

statistical

model.

These

models

utilise
the

knowledge

of

credit

experts

that

have

in

depth

experience

of

the

specific

customer

type

being

modelled.

Glossary

of

Terms
Barclays

PLC
47
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

a

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a
bank’s

resources

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

the

Barclays

Group

may

be

exposed

to

a

customer

or
counterparty

in

the

event

of,

and

at

the

time

of,

that

counterparty’s

default.

At

default,

the

customer

may

not

have

drawn

the

loan
fully

or

may

already

have

repaid

some

of

the

principal,

so

that

exposure

may

be

less

than

the

approved

loan

limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be

used

by

credit

institutions

for

the
determination

of

risk

weight

exposures

accordin

g

to

CRR.
‘External

ratings

based

approach

/

internal

assessment

approach

(Sec

ERBA

/

IAA)’

Under

the

SEC-ERBA

approach,

regulatory
capital

is

assigned

to

securitisation

tranches

on

the

basis

of

their

external

credit

rating.

SEC-ERBA

approach

can

also

be

used

for
unrated

ABCP

exposures

where

the

institution

has

the

regulatory

permission

to

use

t

he

Internal

Assessment

approach

(IAA)

to
assign

a

credit

rating

to

the

unrated

ABCP

exposure.
‘Federal

Reserve

Board

(FRB)’
The

Board

of

Governors

of

the

Federal

Reserve

System,

commonly

known

as

the

Federal

Reserve
Board,

is

responsible

for

-

amongst

other

things

–

setting

monetary

policy

in

the

US.
'FICC'
Represents

Macro

(including

rates

and

currency),

Credit

and

Securitised

products.
'Financial

Policy

Committee

(FPC)'

The

Bank

of

England’s

Financial

Policy

Committee

identifies,

monitors

and

takes

action

to

remove
or

reduce

systemic

risks

with

a

view

to

protecting

and

enhancing

the

resilience

of

the

UK

financial

system.

The

FPC

also

has

a
secondary

objective

to

support

the

economic

policy

of

the

UK

Government.
'Foundation

Internal

Ratings

Based

(F-IRB)’

See

‘Internal

Ratings

Based

(IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK
authorised

firms.

The

FCA

also

has

responsibility

for

the

prudential

regulation

of

firms

that

do

not

fall

within

the

PRA’s

scope.

‘Financial

Services

Compensation

Scheme

(FSCS)’

The

UK’s

fund

for

compensation

of

authorised

financial

services

firms

that

are
unable

to

pay

claims.

‘Financial

collateral

comprehensive

method

(FCCM)’
A

counterparty

credit

risk

exposure

calculation

approach

which

applies
volatility

adjustments

to

the

market

value

of

exposure

and

collateral

when

calculating

RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial
system.

It

promotes

international

financial

stability

by

coordinating

national

financial

authorities

and

international

standard

-

setting
bodies

as

they

work

toward

developing

strong

regulatory,

supervisory

and

other

financial

sector

policies.

It

fosters

a

level

playing
field

by

encouraging

coherent

implementa

tion

of

these

policies

across

sectors

and

jurisdictions.
‘Fitch’

A

credit

rating

agency.

‘Forbearance

Programmes’

Forbearance

programmes

to

assist

customers

in

financial

difficulty

through

agreements

to

accept

less
than

contractual

amounts

due

where

financial

distress

would

otherwise

prevent

satisfactory

repayment

within

the

original

terms
and

conditions

of

the

contr

act.

These

agreements

may

be

initiated

by

the

customer,

Barclays

or

a

third

party

and

include

approved
debt

counselling

plans,

minimum

due

reductions,

interest

rate

concessions

and

switches

from

capital

and

interest

repayments

to
interest

-only

payments.

‘Foreclosures

in

Progress’
The

process

by

which

the

bank

initiates

legal

action

against

a

customer

with

the

intention

of

terminating
a

loan

agreement

whereby

the

bank

may

repossess

the

property

subject

to

local

law

and

recover

amounts

it

is

owed.
‘Foreign

exchange

derivatives’

The

Barclays

Group’s

principal

exchange

rate

-related

contracts

are

forward

foreign

exchange
contracts,

currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified
quantity

of

foreign

currency,

usually

on

a

specified

future

date

at

an

agreed

rate.

Currency

swaps

generally

involve

the

exchange,

or
notional

exchange,

of

equivalent

amounts

of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the

principal
amounts

are

re-exchanged

on

a

future

date.

Currency

options

provide

the

buyer

with

the

right,

but

not

the

obligation,

either

to
purchase

or

sell

a

fixed

amount

of

a

currency

at

a

specified

exchange

rate

on

or

before

a

future

date.

As

compensation

for
assuming

the

option

risk,

the

option

writer

generally

receives

a

premium

at

the

start

of

the

option

period.
‘Foreign

exchange

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

foreign

exchange

rates

and

volatilities.

Glossary

of

Terms
Barclays

PLC
48
‘Full

time

equivalent’
Full

time

equivalent

units

are

the

on-job

hours

paid

for

employee

services

divided

by

the

number

of

ordinary-
time

hours

normally

paid

for

a

full-time

staff

member

when

on

the

job

(or

contract

employees

where

applicable).
‘Fully

loaded’
When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.

‘Funded

credit

protection’

A

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

right

of

that

institution,

in

the

event

of

the

default

of

the

counterparty

or

on

the

occurrence

of

other
specified

credit

event

s

relating

to

the

counterparty,

to

liquidate,

or

to

obtain

transfer

or

appropriation

of,

or

to

retain

certain

assets
or

amounts,

or

to

reduce

the

amount

of

the

exposure

to,

or

to

replace

it

with,

the

amount

of

the

difference

between

the

amount

of
the

expos

ure

and

the

amount

of

a

claim

on

the

institution.
‘Gains

on

acquisitions’

The

amount

by

which

the

acquirer’s

interest

in

the

net

fair

value

of

the

identifiable

assets,

liabilities

and
contingent

liabilities,

recognised

in

a

business

combination,

exceeds

the

cost

of

the

combination.

‘General

Data

Protection

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

European

Parliament,
the

Council

of

the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals
within

the

European

Union.

GDPR

forms

part

of

UK

law

pursuant

to

the

European

Union

(Withdrawal)

Act

2018,

as

amended.
‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

the

level

of

interest

rates

or

owing

to

a
broad

equity

market

movement

unrelated

to

any

specific

attributes

of

individual

securities.
‘Global

-Systemically

Important

Banks

(G-SIBs

or

G-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic
interconnectedness,

mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and
economic

activity.

The

Financial

Stability

Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

global

systemically
important

banks.

‘G

-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

G-SIBs

and

other

major

domestic

UK
banks

and

building

societies,

including

banks

that

are

subject

to

ring-fencing

requirements.

The

G-

SII

ALRB

will

be

calibrated

as

35%
(on

a

phased

basis)

of

the

combined

Systemic

Risk

Buffers

that

apply

to

the

bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G-

SIBs

build

up

surplus

capital

to
compensate

for

the

systemic

risk

that

such

institutions

represent

to

the

financial

system.
’Grandfathering’

In

the

context

of

capital

resources,

the

phasing

in

of

the

application

of

instrument

eligibility

rules

which

allows

CRR
and

CRR

II

non-compliant

capital

instruments

to

be

included

in

regulatory

capital

subject

to

certain

thresholds

which

decrease

over
the

transitional

period.
‘Gross

charge-off

rates’

Represents

the

balances

charged

-off

to

recoveries

in

the

reporting

period,

expressed

as

a

percentage

of
average

outstanding

balances

excluding

balances

in

recoveries.

Charge-off

to

recoveries

generally

occurs

when

the

collections

focus
switches

from

the

collection

of

arrears

to

the

recovery

of

the

entire

outstan

ding

balance,

and

represents

a

fundamental

change

in
the

relationship

between

the

bank

and

the

customer.

This

is

a

measure

of

the

proportion

of

customers

that

have

gone

into

default
during

the

period.

‘Gross

write-off

rates’

Expressed

as

a

percentage

and

represent

balances

written

off

in

the

reporting

period

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Gross

new

lending’

New

lending

advanced

to

customers

during

the

period.

‘Guarantee’

Unless

otherwise

described,

an

undertaking

by

a

third

party

to

pay

a

creditor

should

a

debtor

fail

to

do

so.

It

is

a

form
of

credit

substitution.

‘Head

Office’

Comprises

head

office,

Barclays

Services

FTE

and

legacy

businesses.

‘High-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net
worth

customers.

Glossary

of

Terms
Barclays

PLC
49
‘High

quality

liquidity

assets

(HQLA)’

It

comprises

eligible

and

unencumbered

cash

or

assets

that

can

be

converted

into

cash

at

little
or

no

loss

of

value

in

private

markets,

to

meet

liquidity

needs

arising

from

a

liquidity

stress

scenario

or

event.

Please

refer

to

‘Level
1

assets’

and

‘Level

2

assets’.

‘High

Risk’
In

retail

banking,

‘High

Risk’

is

defined

as

the

subset

of

up-to

-date

customers

who,

either

through

an

event

or

observed
behaviour

exhibit

potential

financial

difficulty.

Where

appropriate,

these

customers

are

proactively

contacted

to

assess

whether
assistance

is

required.
‘Home

loan’

A

loan

to

purchase

a

residential

property.

The

property

is

then

used

as

collateral

to

guarantee

repayment

of

the

loan.
The

borrower

gives

the

lender

a

lien

against

the

property

and

the

lender

can

foreclose

on

the

property

if

the

borrower

does

not
repay

the

loan

per

the

agreed

terms.

Also

known

as

a

residential

mortgage.

‘IHC’

or

‘US

IHC’
Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

in

July

2016,

which

holds

most

of
Barclays’

subsidiaries

and

assets

in

the

US.
'Internal

Model

Approach

(IMA)’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

market

risk

model.
'Internal

Model

Method

(IMM)’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

counterparty

credit

risk

model.
‘Identified

Impairment

(II)’

Specific

impairment

allowances

for

financial

assets,

individually

estimated.
‘IFRS

9

transitional

arrangements’
Following

the

application

of

IFRS

9

as

of

1

January

2018,

Article

473a

of

CRR

permits

institutions
to

phase-in

the

impact

on

capital

and

leverage

ratios

of

the

impairment

requirements

under

the

new

accounting

standard.
‘Impairment

Allowances’

A

provision

held

on

the

balance

sheet

as

a

result

of

the

raising

of

a

charge

against

profit

for

expected
losses

in

the

lending

book.

An

impairment

allowance

may

either

be

identified

or

unidentified

and

individual

or

collective.

‘Income’

Total

income,

unless

otherwise

specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt
instruments

beyond

what

is

already

captured

in

specific

market

risk

VaR

for

the

non-correlation

trading

portfolio.
‘Independent

Validation

Unit

(IVU)’
The

function

within

the

bank

responsible

for

independent

review,

challenge

and

approval

of

all
models.
‘Individual

liquidity

guidance

(ILG)’

Guidance

given

to

a

bank

about

the

amount,

quality

and

funding

profile

of

liquidity

resources
that

the

PRA

has

asked

the

bank

to

maintain.

‘Inflation

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

inflation

rates

and

volatilities

on

cash

instrume

nts

and

derivatives.

‘Insurance

Risk’
The

risk

of

the

Barclays

Group’s

aggregate

insurance

premiums

received

from

policyholders

under

a

portfolio

of
insurance

contracts

being

inadequate

to

cover

the

claims

arising

from

those

policies.
‘Interchange’

Income

paid

to

a

credit

card

issuer

for

the

clearing

and

settlement

of

a

sale

or

cash

advance

transaction.
‘Interest

-only

home

loans’
Under

the

terms

of

these

loans,

the

customer

makes

payments

of

interest

only

for

the

entire

term

of

the
mortgage,

although

customers

may

make

early

repayments

of

the

principal

within

the

terms

of

their

agreement.

The

customer

is
responsible

for

repaying

the

entire

outstanding

principal

on

maturity,

which

may

require

the

sale

of

the

mortgaged

property.
‘Inter

est

rate

derivatives’

Derivatives

linked

to

interest

rates.

This

category

includes

interest

rate

swaps,

collars,

floors

options

and
swaptions.

An

interest

rate

swap

is

an

agreement

between

two

parties

to

exchange

fixed

rate

and

floating

rate

interest

by

means

of
periodic

payments

based

upon

a

notional

principal

amount

and

the

interest

rates

defined

in

the

contract.

Certain

agreements
combine

interest

rate

and

foreign

currency

swap

transactions,

which

may

or

may

not

include

the

exchange

of

principal

amounts.

A
basis

swap

is

a

form

of

interest

rate

swap,

in

which

both

parties

exchange

interest

payments

based

on

floating

rates,

where

the
floating

rates

are

based

upon

different

underlying

reference

indices.

In

a

forward

rate

agreement,

two

parties

agree

a

future
settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rate,

applied

to

a

notional

principal

amount.

The
settlement,

which

generally

occurs

at

the

start

of

the

contract

period,

is

the

discounted

present

value

of

the

payment

that

would
otherwise

be

made

at

the

end

of

that

period.

Glossary

of

Terms
Barclays

PLC
50
‘Interest

rate

risk’

The

risk

of

interest

rate

volatility

adversely

impacting

the

Barclays

Group’s

Net

Interest

Margin.

In

the

context

of
the

calculation

of

market

risk

DVaR,

measures

the

impact

of

changes

in

interest

(swap)

rates

and

volatilities

on

cash

instruments
and

derivatives.
‘Interest

rate

risk

in

the

banking

book

(IRRBB)’
The

risk

that

the

Barclays

Group

is

exposed

to

capital

or

income

volatility

because

of
a

mismatch

between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings
Based

(IRB)

approach

may

apply

to

securitisation

exposures.

It

consists

of

mapping

a

bank's

internal

rating

methodology

for

credi

t
exposures

to

those

of

an

External

Credit

Assessment

Institution

(ECAI)

to

determine

the

appropriate

risk

weight

based

on

the
ratings

based

approach.

Its

applicability

is

limited

to

ABCP

programmes

related

to

liquidity

facilities

and

credit

enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
It

describes

how

the

Group

identifies,

manages

and

qualifies

the

risks

it

is
exposed

to,

in

pursuit

of

its

business

strategy.

It

assesses

whether

the

quality

and

quantity

of

capital

is

available

to

abso

rb

capital
losses

for

the

risks

the

firm

undertakes.

The

capital

adequacy

is

assessed

on

a

point

of

time

basis

and

on

a

forward

looking

basis
taking

into

account

baseline

and

stressed

economic

capital

conditions.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk
weights.

The

IRB

approach

is

divided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A-IRB):

the

bank

uses

its

own

estimates

of

Pro

bability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

credit
conversion

factor

to

model

a

given

risk

exposure.

–
Foundation

IRB

(F-IRB):

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the
credit

conversion

fact

or.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence
retail,

equity,

securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised

or

A-IRB.

‘Internal

Ratings

Based

approach

(SEC

-IRBA)’
This

is

a
method

to

calculate

risk-weighted

exposure

amounts

for

securitisation
positions.

Under

this

method,

an

institution

must

be

able

to

model

regulatory

capital

requirements

for

underlying

exposures

in

the
securitisation

as

if

these

had

not

been

securitised

(‘K
IRB
’),

subject

to

certain

other

inputs

and

criteria.
‘Investment

Bank’
The

Barclays

Group’s

investment

bank

which
consists

of

origination

led

and

returns

focused

markets

and

banking
business,

and

which

forms

part

of

the

Corporate

and

Investment

Bank

segment

of

Barclays

International

.

‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

analysis

of

Total

Income,

fees

generated

from

origination

activity
businesses

–

including

financial

advisory,

debt

and

equity

underwriting.

‘Investment

grade’

A

debt

security,

treasury

bill

or

similar

instrument

with

a

credit

rating

of

AAA

to

BBB

as

measured

by

external
credit

rating

agencies.

‘ISDA

Master

Agreement’

The

most

commonly

used

master

contract

for

OTC

derivative

transactions

internationally.

It

is

part

of

a
framework

of

documents,

designed

to

enable

OTC

derivatives

to

be

documented

fully

and

flexibly.

The

framework

consists

of

a
master

agreement,

a

schedule,

confirmations,

definitions

booklets,

and

a

credit

support

annex.

The

ISDA

Master

Agreement

is
published

by

the

International

Swaps

and

Derivatives

Association,

commonly

known

as

“ISDA”.

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each
business

and

function,

including

an

assessment

of

the

potential

frequency

of

risk

events,

the

aver

age

size

of

losses

and

three
extreme

scenarios.

The

Key

Risk

Scenario

assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of
regulatory

and

economic

capital

requirements.
‘Large

exposure’
A

large

exposure

is

defined

as

the

total

ex

posure

of

a

bank

to

a

counterparty

or

group

of

connected

clients,
whether

in

the

banking

book

or

trading

book

or

both,

which

in

aggregate

equals

or

exceeds

10%

of

the

bank's

eligible

capital.
‘Legal

risk’

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Barclays

Group

to

meet

its

legal
obligations

including

regulatory

or

contractual

requirements.
‘Lending’
In

the

context

of

Investment

Bank

analysis

of

Total

Income,

lending

income

includes

Net

Interest

Income

(NII),

gains

or
losses

on

loan

sale

activity,

and

risk

management

activity

relating

to

the

loan

portfolio.

Glossary

of

Terms
Barclays

PLC
51
‘Letters

of

credit’

A

letter

typically

used

for

the

purposes

of

international

trade

guaranteeing

that

a

debtor’s

payment

to

a

creditor
will

be

made

on

time

and

in

full.

In

the

event

that

the

debtor

is

unable

to

make

payment,

the

bank

will

be

required

to

cover

the

full
or

remaining

amount

of

the

purchase.
‘Level

1

assets’
High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

including

cash,

central

bank
reserves

and

higher

quality

government

securities.
‘Level

2

assets’

High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

Level

2A

assets,

including,

e.g.
lower

quality

government

securities,

co

vered

bonds

and

corporate

debt

securities,

and

Level

2B

assets,

including,

e.g.

lower

rated
corporate

bonds,

residential

mortgage

backed

securities

and

equities

that

meet

certain

conditions.
‘Lifetime

expected

credit

losses’

An

assessment

of

expected

losse

s

associated

with

default

events

that

may

occur

during

the

life

of
an

exposure,

reflecting

the

present

value

of

cash

shortfalls

over

the

remaining

expected

life

of

the

asset.
‘Lifetime

Probability’

The

likelihood

of

accounts

entering

default

during

the

exp

ected

remaining

life

of

the

asset.
‘Liquidity

Coverage

Ratio

(LCR)’

The

ratio

of

the

stock

of

high

quality

liquid

assets

to

expected

net

cash

outflows

over

the

next

30
days.

High-

quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank
eligible.

These

include,

e.g.

cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held

by

the
Barclays

Group

as

a

contingency

to

enable

the

bank

to

meet

cash

outflows

in

the

event

of

stressed

market

conditions.

‘Liquidity

Risk’
The

risk

that

the

Barclays

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have
the

appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.
‘Liquidity

risk

appetite

(LRA)’

The

level

of

liquidity

risk

that

the

Barclays

Group

chooses

to

take

in

pursuit

of

its

business

objectives
and

in

meeting

its

regulatory

obligations.
‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework,

which

is

sanctioned
by

the

Board

Risk

Committee,

incorporates

liquidity

policies,

systems

and

controls

that

the

Barclays

Group

has

implemented

to
manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory

agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements

and

conduct

-related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

impairment

charges

divided

by

gross

loans

and

advances

held

at
amortised

cost

at

the

balance

sheet

date.
‘Loan

to

deposit

ratio’

or

‘Loan:

deposit

ratio’

Loans

and

advances

at

amortised

costs

divided

by

deposits

at

amortised

cost.
‘Loan

to

value

(LTV)

ratio’

Expresses

the

amount

borrowed

against

an

asset

(i.e.

a

mortgage)

as

a

percentage

of

the

appraised

value
of

the

asset.

The

ratios

are

used

in

determining

the

appropriate

level

of

risk

for

the

loan

and

are

generally

reported

as

an

average
for

new

mortgages

or

an

entire

portfolio.

Also

see

‘Marked

to

market

(MTM)

LTV

ratio’.

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London

interbank

market.

‘Loss

Given

Default

(LGD)’

The

percent

age

of

Exposure

at

Default

(EAD)

that

will

not

be

recovered

following

default.

LGD

comprises
the

actual

loss

(the

part

that

is

not

expected

to

be

recovered),

together

with

the

economic

costs

associated

with

the

recovery
process.

‘Management

VaR’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level,

if

current

positions

were

to

be

held

unchanged

for

predefined

period.

Corporate

and

Investment

Bank

uses

Management

VaR
with

a

two

-year

equally

weighted

historical

period,

at

a

95%

confidence

level,

with

a

one

day

holding

period.

‘Mandatory

break

clause’
In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular

date.

Glossary

of

Terms
Barclays

PLC
52
‘Marked

to

market

approach’

A

co

unterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

marked

to

market
value

of

derivative

positions

as

well

as

a

potential

future

exposure

add-on

to

calculate

an

exposure

to

which

a

risk

weight

can

be
applied.

This

is

also

known

as

t

he

Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.
Also

see

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighted

Loan

to

Value

(LTV)

rati

o.’
‘Market

risk’

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Group’s

assets

and

liabilities

from
fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commo

dity

prices,
credit

spreads,

implied

volatilities

and

asset

correlations.

‘Master

netting

agreement’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered

by

the

agreement

in

the

event

of

the

counterpar

ty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programme’

A

securitisation

structure

where

a

trust

is

set

up

for

the

purpose

of

acquiring

a

pool

of
receivables.

The

trust

issues

multiple

series

of

securities

backed

by

these

receivables.
‘Material

Risk

Takers

(MRTs)’
Categories

of

staff

whose

professional

activities

have

or

are

deemed

to

have

a

material

impact

on
Barclays’

risk

profile,

as

determined

in

accordance

with

the

European

Banking

Authority

regulatory

technical

standard

on

the
identification

of

such

staff.
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in
excess

of

its

combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity

to
meeting

the

buffer.
‘Medium-Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.
Investors

can

choose

from

differing

maturities,

ranging

from

nine

months

to

30

years.

They

can

be

issued

on

a

fixed

or

floating
coupon

basis

or

with

an

exotic

coupon;

with

a

fixed

maturity

date

(non-callable)

or

with

embedded

call

or

put

options

or

early
repayment

triggers.

MTNs

are

most

general

ly

issued

as

senior,

unsecured

debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report,

the

effect

on

RWAs

of
methodology

changes

driven

by

regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID

I”)

as

subsequently

amended

to

MiFID

II

is

a
European

Union

law

that

provides

harmonised

regulation

for

investment

services

across

the

member

states

of

the

European
Economic

Area.
‘Minimum

require

ment

for

own

funds

and

eligible

liabilities

(MREL)’
A

European

Union

wide

requirement

under

the

Bank

Recovery
and

Resolution

Directive

for

all

European

banks

and

investment

banks

to

hold

a

minimum

level

of

equity

and/or

loss

absorbing
eligible

liabilities

to

ensure

the

operation

of

the

bail-in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An
institution’s

MREL

requirement

is

set

by

its

resolution

authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are
designed

to

align

MREL

and

TLAC

for

EU

G-SIBs.
‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused
model

outputs

and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by

model
implementation,

changes

in

model

scope

or

any

changes

required

to

address

model

malfunctions.

‘Model

validation’
Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been
built,

implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for

-purpose.
‘ModelledVaR’

In

the

context

of

RWAs,

market

risk

calculated

using

Value

at

Risk

models

laid

down

by

the

CRR

and

supervised

by
the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short-term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.

Glossary

of

Terms
Barclays

PLC
53
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the

original
lender

to

another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
‘Multilateral

development

banks’

Financial

institutions

created

for

the

purposes

of

development,

where

membership

transcends
national

boundaries.
‘National

discretion’

Discretions

in

CRD

given

to

member

states

to

allow

the

local

regulator

additional

powers

in

the

application

of
certain

CRD

rules

in

its

jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-contr

olling

interests

and

other

equity
instruments,

by

the

number

of

issued

ordinary

shares.

‘Net

Interest

Income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

Interest

Margin

(NIM)’

Net

interest

Income

(NII)

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net
result

on

disposal

of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one-year

time

horizon,
assuming

a

stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity
capital,

preferred

stock

with

a

maturity

of

over

one

year,

or

liabilities

with

a

maturity

of

over

one

year.

The

required

amount

of
stable

funding

is

calculated

as

the

sum

of

the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a

specific
required

stable

funding

fact

or

assigned

to

each

particular

asset

type,

added

to

the

amount

of

potential

liquidity

exposure
multiplied

by

its

associated

required

stable

funding

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market

-making
and

customer

business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-off

rate’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

less

any

post

write-off
recoveries

divided

by

gross

loans

and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Net

written

credit

protection’

In

the

context

of

leverage

exposure,

the

net

notional

value

of

credit

derivatives

protection

sold

and
credit

derivatives

protection

bought.

‘New

bookings’
The

total

of

the

original

balance

on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and
charges

included

in

the

loan

amount.
‘Non-asset

backed

debt

instruments’

Debt

instruments

not

backed

by

collateral,

including

government

bonds;

US

agency

bonds;
corporate

bonds;

commercial

paper;

certificates

of

deposit;

convertible

bonds;

corporate

bonds

and

issued

notes.

‘Non-Model

Method

(NMM)’

In

the

context

of

RWAs,

counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been

derived
through

the

use

of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non-Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non-traded

book)

will

impact

the
bank's

capital

and/or

earnings

due

to

adverse

movements

in

Interest

or

foreign

exchange

rates.
‘Non-Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments

in
the

liquidity

pool

which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non-traded
VaR

is

similar

to

Traded

Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non-Traded

VaR

represents

the
volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking

book

and

do

not

meet

the

criteria

for

trading
book

treatment.
‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

Glossary

of

Terms
Barclays

PLC
54
‘Notional

amount’
The

nominal

or

face

amount

of

a

financial

instrument,

such

as

a

loan

or

a

derivative,

that

is

used

to

calculate
payments

made

on

that

instrument.
‘Open

Banking’
The

Payment

Services

Directive

(PSD2)

and

the

Open

API

standards

and

data

sharing

remedy

imposed

by

the

UK
Competition

and

Markets

Authority

following

its

Retail

Banking

Market

Investigation

Order.
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

(e.g.

fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

Association

(ORX)’

The

Operational

Riskdata

eXchange

Association

(ORX)

is

a

not-for

-profit

industry
association

dedicated

to

advancing

the

measurement

and

management

of

operational

risk

in

the

global

financial

services

industry.

Barclays

is

a

member

of

ORX.
‘Origination

led’

Focus

on

high

margin,

low

capital

fee

based

activities

and

related

hedging

opportunities.

‘Other

systemically

important

institutions

(OSII)’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to
create

risk

to

financial

stability

due

to

their

systemic

importance.
‘Over

-the-counter

(OTC)

derivatives’

Derivative

contracts

that

are

traded

(and

privately

negotiated)

directly

between

two

parties.
They

offer

flexibility

because,

unlike

standardised

exchange

-traded

products,

they

can

be

tailored

to

fit

specific

needs.
‘Overall

capital

requirement’
The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1
requirement,

a

Pillar

2A

requirement,

a

Global

Systemically

Important

Institution

(G-

SII)

buffer,

a

Capital

Conservation

Buffer

(CCB)
and

a

Countercyclical

Capital

Buffer

(CCyB).
‘Own

credit’

The

effect

of

changes

in

the

Barclays

Group’s

own

credit

standing

on

the

fair

value

of

financial

liabilities.

‘Owner

occupied

mortgag

e’
A

mortgage

where

the

intention

of

the

customer

was

to

occupy

the

property

at

origination.
‘Own

funds’
The

sum

of

Tier

1

and

Tier

2

capital.
‘Own

funds

and

eligible

liabilities

ratio’

A

risk-based

ratio

representing

the

own

funds

and

eligible

liabilities

of

the

institution
expressed

as

a

percentage

of

total

RWAs.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.
‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

mis-selling

claims

and

related

claims

management
costs.
‘Pension

Risk’
The

risk

of

the

Barclays

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Group’s

defined
benefit

obligations

increasing

or

the

value

of

the

assets

backing

these

defined

benefit

obligations

decreasing

due

to

changes

in

both
the

level

and

volatility

of

prices.
‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long-
term

incentives,

the

accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
offers

retail

solutions

to

help

customers

with

their

day

-to-day

banking

needs.

‘Period

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,
adjusted

for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

assumptions

the

Barclays

Group

uses

for

capital
planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Group’s

tangible
shareholders’

equity

and

the

amounts

allocated

to

businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),
market

risk

and

operational

risk.

Glossary

of

Terms
Barclays

PLC
55
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.
These

requirements

are

the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary
supervisory

review

and

evaluation

carried

out

by

the

PRA.
‘Post

-Model

Adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulatory

capital

applied

at
portfolio

level

to

account

for

model

input

data

deficiencies,

inadequate

model

performance

or

changes

to

regulatory

definitions
(e.g.

definition

of

default)

to

ensure

the

model

output

is

accurate,

complete

and

appropriate.
‘Potential

Future

Exposure

(PFE)

on

derivatives’

A

regulatory

calculation

in

respect

of

the

Barclays

Group’s

potential

future

credit
exposure

on

both

exchange

traded

and

OTC

derivative

contrac

ts,

calculated

by

assigning

a

standardised

percentage

(based

on

the
underlying

risk

category

and

residual

trade

maturity)

to

the

gross

notional

value

of

each

contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modi

fy

or

waive

existing

rules.

Waivers

are
specific

to

an

organisation

and

require

applications

being

submitted

to

and

approved

by

the

PRA.
‘Primary

securitisations’
The

issuance

of

securities

(bonds

and

commercial

papers)

for

fund-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future
losses

that

might

arise

from

extreme

market

moves

or

scenarios.

Primary

Stress

Tests

apply

stress

moves

to

key

liquid

risk

factors
for

each

of

the

major

trading

asset

classes.
‘Prime

Services’

Involves

financing

of

fixed

income

and

equity

positions

using

Repo

and

stock

lending

facilities.

The

Prime

Services
business

also

provides

brokerage

facilitation

services

for

hedge

fund

clients

off

ering

execution

and

clearance

facilities

for

a

variety
of

asset

classes.

‘Principal’

In

the

context

of

a

loan,

the

amount

borrowed,

or

the

part

of

the

amount

borrowed

which

remains

unpaid

(excluding
interest).

‘Private

equity

investments’

Investments

in

equity

securities

in

operating

companies

not

quoted

on

a

public

exchange.

Investment
in

private

equity

often

involves

the

investment

of

capital

in

private

companies

or

the

acquisition

of

a

public

company

that

re

sults

in
the

delisting

of

public

equity.

Capital

for

private

equity

investment

is

raised

by

retail

or

institutional

investors

and

used

to

fund
investment

strategies

such

as

leveraged

buyouts,

venture

capital,

growth

capital,

distressed

investments

and

mezz

anine

capital.

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Group,

as

described

in

the

Risk

Review

section

of

the

Barclays

PLC

Annual
Report.
‘Pro

-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

following

nat

ural

fluctuations

in

the

economic
cycle,

where

the

subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the
financial

sector.
‘Probability

of

Default

(PD)’
The

likelihood

that

a

loan

will

not

be

repaid

and

will

fall

into

default.

PD

may

be

calculated

for

each
client

who

has

a

loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes
(normally

applicable

to

retail

customers).

To

calculate

PD,

Barclays

assesses

the

credit

quality

of

borrowers

and

other
counterparties

and

assigns

them

an

internal

risk

rating.

Multiple

rating

methodologies

may

be

used

to

inform

the

rating

decision

on
individual

large

credits,

such

as

internal

and

external

models,

ra

ting

agency

ratings,

and

for

wholesale

assets

market

information
such

as

credit

spreads.

For

smaller

credits,

a

single

source

may

suffice

such

as

the

result

from

an

internal

rating

model.
‘Product

structural

hedge’

An

interest

rate

hedge

put

in

place

to

reduce

earnings

volatility

on

product

balances

with

instant

access
(such

as

non-interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

‘Properties

in

Possession

held

as

‘Loans

and

Advances

to

Custome

rs’’
Properties

in

the

UK

and

Italy

where

the

customer

continues
to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the
disposal

of

the

asset

or

the

court

has

ordered

the

auction

of

the

property.
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa

where

the

bank

has

taken

legal

ownership

of
the

title

as

a

result

of

purchase

at

an

auction

or

similar

and

treated

as

‘Other

Real

Estate

Owned’

within

other

assets

on

the

bank’s
balance

sheet.

Glossary

of

Terms
Barclays

PLC
56
‘Proprietary

trading’

When

a

bank,

brokerage

or

other

financial

institution

trades

on

its

own

account,

at

its

own

risk,

rather

than

on
behalf

of

customers,

so

as

to

make

a

profit

for

itself.

‘Prudential

Regulation

Authority

(PRA)’

The

statutory

body

responsible

for

the

prudential

supervision

of

banks,

building

societies,
insurers

and

a

small

number

of

significant

investment

banks

in

the

UK.

The

PRA

is

a

subsidiary

of

the

Bank

of

England.

‘Prudential

Valuation

Adjustment

(PVA)’

A

calculation

which

adjusts

the

accounting

values

of

positions

held

on

balance

sheet

at

fair
value

to

comply

with

regulatory

valuation

standards,

which

place

greater

emphasis

on

the

inherent

uncertainty

around

the

value

at
which

a

trading

book

position

could

be

exited.
‘Public

benchmark’

Unsecured

medium

term

notes

issued

in

public

syndicated

transactions.

‘Qualifying

central

bank

claims’
An

amount

calculated

in

line

with

the

PRA

policy

statement

allowing

banks

to

exclude

claims

on

the
central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits

denominated

in

the
same

currency

and

of

identical

or

longer

maturity.

‘Qualifying

Revolving

Retail

Exposure

(QRRE)’
In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure
meeting

the

criteria

set

out

in

Capital

Requirements

Regulation

(CRR

Article

154.4).

It

includes

most

types

of

credit

card

exposure.
‘Rates’

In

the

context

of

Investment

Bank

income

analysis,

trading

revenu

e

relating

to

government

bonds

and

interest

rate
derivatives.
‘Re

-aging’
The

returning

of

a

delinquent

account

to

up-to

-date

status

without

collecting

the

full

arrears

(principal,

interest

and
fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An

entity

that

holds

a

fixed

pool

of

mortgages

and

that

is
separated

into
multiple

classes

of

interests

for

issuance

to

investors.
‘Recovery

book’

Represents

the

total

amount

of

exposure

which

has

been

transferred

to

recovery

units

who

set

and

implement
strategies

to

recover

the

Group’s

exposure.

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

expressed

as

a

percentage

of
balance

in

recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances

of
all

accounts

that

have

charged

-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book
would

ultimately

have

an

impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recovery

will

decrease

if:
assets

are

written

-off;

amounts

are

collected;

or

assets

are

sold

to

a

third

party

(i.e.

debt

sale).

‘Regulatory

capital’

The

amount

of

capita

l

that

a

bank

holds

to

satisfy

regulatory

requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

relationship

or

in

response

to

an
adverse

change

in

the

circumstances

of

the

borrower.

In

the

latter

case,

renegotiation

can

result

in

an

extension

of

the

due

date

of
payment

or

repayment

plans

under

which

the

Barclays

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed
borrowers.

This

will

result

in

the

asset

continuing

to

be

overdue,

and

individually

impaired

if

the

renegotiated

payments

of

interest
and

principal

will

not

recover

the

original

carrying

amount

of

the

asset.

In

other

cases,

renegotiation

will

lead

to

a

new

agreement,
which

is

treated

as

a

new

loan.
‘Repurchase

agreement

(Repo)’

or

‘Reverse

repurchase

agreement

(Reverse

repo)’

Arrangements

that

allow

counterparties

to

use
financial

securities

as

collateral

for

an

interest

bearing

cash

loan.

The

borrower

agrees

to

sell

a

security

to

the

lender

subject

to

a
commitment

to

repurchase

the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to
repurchase

it

in

the

future),

it

is

a

Repurchase

agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying

the

security

and
agreeing

to

sell

in

the

future),

it

is

a

Reverse

repurchase

agreement

or

Reverse

repo.

‘Reputation

risk’

The

risk

that

an

action,

transaction,

investment

or

event

will

reduce

trust

in

the

Barclays

Group’s

integrity

and
competence

by

clients,

counterparties,

investors,

regulator

s,

employees

or

the

public.
‘Re

-securitisations’

The

repackaging

of

securitised

products

into

securities.

The

resulting

securities

are

therefore

securitisation
positions

where

the

underlying

assets

are

also

predominantly

securitisation

positions.

Glossary

of

Terms
Barclays

PLC
57
‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capit

al

securities

which

may

be

debt

or

equity

accounted,

depending

on

the
terms.

‘Residential

Mortgage

-Backed

Securities

(RMBS)’

Securities

that

represent

interests

in

a

group

of

residential

mortgages.

Investors

in
these

securities

have

the

right

to

cash

received

from

future

mortgage

payments

(interest

and/or

principal).

‘Residual

maturity’
The

remaining

contractual

term

of

a

credit

obligation

associated

with

a

credit

exposure.
‘Restructured

loans’

Comprises

loans

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a

concession
has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

Where

the

concession

results

in

the

expected

cash

flows
discounted

at

the

original

effective

interest

rate

being

less

than

the

loan’s

carrying

value,

an

impairment

allowance

will

be

raised.

‘Retail

Loans’

Loans

to

individuals

or

small

and

medium

sized

enterprises

rather

than

to

financial

institutions

and

larger

businesses.
It

includes

both

secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller
business

customers,

typically

with

exposures

up

to

£3m

or

with

a

turnover

of

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity

(RoTE)’

P
rofit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the
deduction

of

intangible

assets

and

goodwill.
‘Return

on

average

allocated

tangible

equity’
Profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion
of

average

allocated

tangible

equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

is

prepared

to

accept

whilst

pursuing

its

business

strategy,

recognising

a

range

of
possible

outcomes

as

business

plans

are

implemented.
‘Risk

weighted

assets

(RWAs)’

A

measure

of

a

bank’s

assets

adjusted

for

their

associat

ed

risks.

Risk

weightings

are

established

in
accordance

with

the

Basel

rules

as

implemented

by

CRR

and

local

regulators.
‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the

key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model
framework.
‘Sarbanes-Oxley

requirements’

The

Sarbanes-Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard
against

corporate

govern

ance

scandals

such

as

Enron,

WorldCom

and

Tyco.

All

US-listed

companies

must

comply

with

SOX.
‘Second

Lien’

Debt

that

is

issued

against

the

same

collateral

as

higher

lien

debt

but

that

is

subordinate

to

it.

In

the

case

of

default,
compensation

for

this

debt

will

only

be

received

after

the

first

lien

has

been

repaid

and

thus

represents

a

riskier

investment

than
the

first

lien.

‘Secondary

Stress

Tests’

Secondary

stress

tests

are

used

in

measuring

potential

losses

arising

from

illiquid

market

risks

that

cannot
be

hedged

or

reduced

within

the

time

period

covered

in

Primary

Stress

Tests.
‘Secured

Overnight

Financing

Rate

(SOFR)’
A

broad

measure

of

the

cost

of

borrowing

cash

overnight

collateralized

by

U.S.

Treasury
securities

in

the

repurchase

agreement

(repo)

market.
‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transaction

s:

a

repurchase

transaction,

a
securities

or

commodities

lending

or

borrowing

transaction,

or

a

margin

lending

transaction

whereby

cash

collateral

is

received

or
paid

in

respect

of

the

transfer

of

a

related

asset.

‘Securities

Financing

Transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add-on

calculated

as

exposure

less
collateral,

taking

into

account

master

netting

agreements.
‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an

agreement
to

return

them

at

a

future

date.

The

counterparty

generally

provides

collateral

against

non-performance

in

the

form

of

cash

or
other

assets.

‘Securitisation’

Typically,

a

process

by

which

debt

instruments

such

as

mortgage

loans

or

credit

card

balances

are

aggregated

into

a
pool,

which

is

used

to

back

new

securities.

A

company

sells

assets

to

a

special

purpose

vehicle

(SPV)

which

then

issues

securities

Glossary

of

Terms
Barclays

PLC
58
backed

by

the

assets.

This

allows

the

credit

quality

of

the

assets

to

be

separated

from

the

credit

rating

of

the

original

borrower

and
transfers

risk

to

external

investors.

‘Set-off

clauses’
In

the

context

of

counterparty

credit

risk,

contract

clauses

that

allow

Barclays

to

set

off

amounts

owed

to

us

by

a
counterparty

against

amounts

owed

by

us

to

the

counterparty.
‘Settlement

balances’

Receivables

or

payables

recorded

between

the

date

(the

trade

date)

a

financial

instrument

(such

as

a

bond)

is
sold,

purchased

or

otherwise

closed

out,

and

the

date

the

asset

is

delivered

by

or

to

the

entity

(the

settlement

date)

and

cash

is
received

or

paid.
‘Settlement

Netting’

Netting

approach

used

in

the

calculation

of

the

leverage

exposure

measure

whereby

firms

may

calculate

their
exposure

value

of

regular

way

purchases

and

sales

awaiting

settlement

in

accordance

with

Article

429g

of

CRR,

as

amended

by
Regulation

(EU)

2019/876

(CRR

2).

‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expec

ted,

usually

owing

to

a

party

defaulting

on
one

or

more

settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on
quantitative

and

qualitative

assessments.
‘Small

and

Medium-Sized

Enterprises

(SME)’

An

enterprise

which

employs

fewer

than

250

persons

and

which

has

an

annual
turnover

which

does

not

exceed

EUR

50

million,

and

/

or

an

annual

balance

sheet

total

not

exceeding

EUR

43

million.

Within

the
SME

category,

a

small

enterprise

is

defined

as

an

enterprise

which

employs

fewer

than

50

persons

and

whose

annual

turnover
and/or

annual

balance

sheet

total

does

not

exceed

EUR

10

million.

This

is

defined

in

accordance

with

Commission
Recommendation

2003/361/EC

of

6

May

2003

concerning

the

definition

of

micro,

small

and

medium

sized

enterprises.
‘Slotting’

Slotting

is

an

internal

Barclays

terminology

for

what

is

known

as

“Specialised

Lending”

in

the

IRB

approach

as

described

in
Capital

Requirements

Regulation

(CRR

Article

147.8).

A

standard

set

of

rules

are

required

to

be

used

in

credit

risk

RWA

calculations,
based

upon

an

assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the
Specialised

Lending

approach

are

detailed

in

CRR

Article

153.5.
‘Sovereign

exposure(s)’

Exposures

to

central

governments,

including

holdings

in

government

bonds

and

local

government

bonds.

‘Specific

market

risk’

A

risk

that

is

due

to

the

individual

nature

of

an

asset

and

can

potentially

be

diversified

or

the

risk

of

a

price
change

in

an

investment

due

to

factors

related

to

the

issuer

or,

in

the

case

of

a

derivative,

the

issuer

of

the

underlying

investment.
‘Spread

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond
yields.

‘SRB

ALRB’
The

Systemic

Risk

Buffer

(SRB)

Additional

Leverage

Ratio

Buffer

is

firm

specific

requirement

set

by

the

PRA

using

its
powers

under

section

55M

of

the

Financial

Services

and

Markets

Act

2000.

Barclays

is

required

to

hold

an

amount

of

CET1

capital
that

is

equal

to

or

greater

than

its

Additional

Leverage

Ratio

Buffer.
‘Stage

1’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

not

increased

significantly

since
initial

recognition.

Stage

1

financial

instruments

are

required

to

recognise

a

12

month

expected

credit

loss

allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since
initial

recognition.

Stage

2

financial

instruments

are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Stage

3’

This

represents

financial

instruments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial

instruments
are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standardised

approach

(SEC

-SA)’

This

is

a

method

to

calculate

risk

-weighted

exposure

amounts

for

securitisation

positions.

Under
this

method,

an

institution

must

be

able

calculate

regulatory

capital

requirements

per

standardized

approach

for

underlying
exposures

in

the

securitisation

as

if

these

had

not

been

securitised

(‘K
SA
’),

subject

to

certain

other

inputs

and

criteria.

Glossary

of

Terms
Barclays

PLC
59
‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain
conditions.

Such

commitments

are

either

made

for

a

fixed

period,

or

have

no

specific

maturity

but

are

cancellable

by

the

lender
subject

to

notice

requirements.

‘Statutory’

Line

items

of

income,

expense,

profit

or

loss,

assets,

liabilities

or

equity

stated

in

accordance

with

the

requirements

of
the

UK

Companies

Act

2006

and

the

requirements

of

International

Financial

Reporting

Standards

(IFRS).
‘Statutory

return

on

average

shareholders’

equity’

Statutory

profit

after

tax

attributable

to

ordinary

shareholders

as

a

proportion

of
average

shareholders’

equity.

‘STD’

/

‘Standardised

Approach’

A

method

of

calculating

RWAs

that

relies

on

a

mandatory

framework

set

by

the

regulator

to

derive
risk

weights

based

on

counterparty

type

and

a

credit

rating

provided

by

an

External

Credit

Assessment

Institute.

‘Sterling

Over

Night

Index

Average

(SONIA)’

Reflects

bank

and

building

societies’

wholesale

overnight

funding

rates

in

the

sterling
unsecured

market

administrated

and

calculated

by

the

Bank

of

England.
‘Stress

Testing’

A

process

which

involves

identifying

possible

future

adverse

events

or

changes

in

economic

conditions

that

could
have

unfavourable

effects

on

the

Barclays

Group

(either

financial

or

non-financial),

assessing

the

Barclays

Group’s

ability

to
withstand

such

changes,

and

identifying

management

actions

to

mitigate

the

impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12-month

period

of

significant

financial

stress
calibrated

to

99%

confidence

level

over

a

10-day

holding

period.
‘Structured

entity’

An

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are
generally

created

to

achieve

a

narrow

and

well

defined

objective

with

restrictions

around

their

ongoing

activities.
‘Structural

hedge’

or

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a
medium/long

term

on

positions

that

exist

within

the

balance

sheet

and

do

not

re-

price

in

line

with

market

rates.

See

also

‘Equity
structural

hedge’

and

‘Product

structural

hedge’.

‘Structural

model

of

default’
A

model

based

on

the

assumption

that

an

obligor

will

default

when

its

assets

are

insufficient

to

co

ver
its

liabilities.
‘Structured

credit’

Includes

the

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposures

and

financing

exposures
to

structured

credit

vehicles.
‘Structured

finance

or

structured

notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a
specified

asset

or

index

and

sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,
interest

rates,

funds,

commodities

and

foreign

currency

.
‘Sub-prime’

Sub-

prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment
delinquencies

and

potentially

more

severe

problems

such

as

court

judgments

and

bankruptcies.

They

may

also

display

reduced
repayment

capacity

as

measured

by

credit

scores,

high

debt-to

-income

ratios,

or

other

criteria

indicating

heightened

risk

of

default.
‘Subordinated

liabilities’

Liabilities

which,

in

the

event

of

insolvency

or

liquidation

of

the

issuer,

are

subordinated

to

the

claims

of
depositors

and

other

creditors

of

the

issuer.

‘Supranational

bonds’
Bonds

issued

by

an

international

organisation,

where

membership

transcends

national

boundaries

(e.g.

the
European

Union

or

World

Trade

Organisation).
‘Synthetic

Securitisation

Transactions’
Securitisation

transactions

effected

through

the

use

of

derivatives.
‘Systemic

Risk

Buffer’
CET1

capital

that

may

be

required

to

be

held

as

part

of

the

Combined

Buffer

Requirement

increasing

the
capacity

of

UK

banks

to

absorb

stress

and

limiting

the

damage

to

the

economy

as

a

result

of

restricted

lending.
‘Tangible

Net

Asset

Value

(TNAV)’

Shareholders’

equity

excluding

non-controlling

interests

adjusted

for

the

deduction

of

intangible
assets

and

goodwill.

Glossary

of

Terms
Barclays

PLC
60
‘Tangible

Net

Asset

Value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other
equity

instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for
the

deduction

of

intangible

assets

and

goodwill.

‘Term

premium’

Additional

interest

required

by

investors

to

hold

assets

with

a

longer

period

to

maturity.

‘The

Fundamental

Review

of

the

Trading

Book

(FRTB)’

A

comprehensive

suite

of

capital

rules

developed

by

the

Basel

Committee

on
Banking

Supervision

as

part

of

Basel

III

and

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

TSA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

the

annual
average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

(across

all

business

lines),

multiplied

by

a
supervisory

defined

percentage

factor

by

business

lines.
‘The

three

lines

of

defence’
The

three

lines

of

defence

operating

model

enables

Barclays

to

separate

risk

management

activities
between

those

client

facing

areas

of

the

Barclays

Group

and

associated

support

functions

responsible

for

identifying

risk,

operating
within

applicable

limits

and

escalating

risk

events

(first

line);

colleagues

in

Risk

and

Compliance

who

establish

the

limits,

rules

and
constraints

under

which

the

first

line

operates

and

monitor

their

performance

against

those

limits

and

constraints

(second

line);
and,

colleagues

in

Internal

Audit

who

provide

assurance

to

the

Board

and

Executive

Management

over

the

effectiveness

of
governance,

risk

management

and

control

over

risks

(third

line).

The

Legal

function

does

not

sit

in

any

of

the

three

lines,

but
supports

them

all.

The

Legal

function

is,

however,

subject

to

oversight

from

Risk

and

Compliance

with

respect

to

operational

and
conduct

risks.
‘Tier

1

capital’

The

sum

of

the

Common

Equity

Tier

1

capital

and

Additional

Tier

1

capital.
‘Tier

1

capital

ratio’

The

ratio

which

exp

resses

Tier

1

capital

as

a

percentage

of

RWAs

under

CRR.

‘Tier

2

(T2)

capita
l’

A

type

of

capital

as

defined

in

the

CRR

principally

composed

of

capital

instruments,

subordinated

loans

and
share

premium

accounts

where

qualifying

conditions

have

been

met.
‘Tier

2

(T2)

securities’

Securities

that

are

treated

as

Tier

2

(T2)

capital

in

the

context

of

CRR.
‘Total

balances

on

forbearance

programmes

coverage

ratio’

Impairment

allowance

held

against

Forbearance

balances

expressed

as
a

percentage

of

balance

in

forbearance.
‘Total

capital

ratio’
Total

regulatory

capital

as

a

percentage

of

RWAs.
‘Total

Loss

Absorbing

Capacity

(TLAC)’
A

standard

published

by

the

FSB

which

is

applicable

to

G-SIBs

and

requires

a

G-SIB

to

hold

a
prescriptive

minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-in

within

resolution

to

absorb
losses

and

recapitalise

the

institution.
‘Total

outstanding

balance’
In

retail

banking,

total

outstanding

balance

is

defined

as

the

gross

month-end

customer

balances

on

all
accounts

including

accounts

charged

off

to

recoveries.

‘Total

return

swap’

An

instrument

whereby

the

seller

of

protection

receives

the

full

return

of

the

asset,

including

both

the

income
and

change

in

the

capital

value

of

the

asset.

The

buyer

of

the

protection

in

return

receives

a

predetermined

amount.

‘Traded

Market

Risk’
The

risk

of

a

reduction

to

earnings

or

capital

due

to

volatility

of

trading

book

positions.
‘Trading

book’
All

positions

in

financial

instruments

and

commodities

held

by

an

institution

either

with

trading

intent,

or

in

order

to
hedge

positions

held

with

trading

intent.
‘Traditional

Securitisation

Transactions’
Securitisation

transactions

in

which

an

underlying

pool

of

assets

generates

cash

flows

to
service

payments

to

investors.
‘Transitional’

When

a

measure

is

presented

or

described

as

being

on

a

transitional

basis,

it

is

calculated

in

accordance

with

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.

Glossary

of

Terms
Barclays

PLC
61
‘Treasury

and

Capital

Risk’

This

comprises

of

Liquidity

Risk,

Capital

Risk

and

Interest

Rate

Risk

in

the

banking

book.
‘Twelve

month

expected

credit

losses’

The

portion

of

the

lifetime

ECL

arising

if

default

occurs

within

12

months

of

the

reporting
date

(or

shorter

period

if

the

expected

life

is

less

than

12

months),

weighted

by

the

probability

of

said

default

occurring.
‘Twelve

month

PD’

The

likelihood

of

accounts

entering

default

within

12

months

of

the

reporting

date.
‘Unencumbered’

Assets

not

used

to

secure

liabilities

or

otherwise

pledged.

‘United

Kingdom

(UK)’

Geographic

segment

where

Barclays

operates

comprising

the

UK.

Also

see

‘Europe’.

‘UK

Bank

Levy’

A

levy

that

applies

to

UK

banks,

building

societies

and

the

UK

operations

of

foreign

banks.

The

levy

is

payable

based
on

a

percentage

of

the

chargeable

equity

and

liabilities

of

the

bank

on

its

balance

sheet

date.

‘UK

leverage

ex

posure’
Calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s
recommendation

to

allow

banks

to

exclude

claims

on

the

central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as
long

as

these

are

matched

by

deposits

denominated

in

the

same

currency

and

of

identical

or

longer

maturity.
‘UK

leverage

ratio’
As

per

the

PRA

rulebook,

means

a

bank’s

Tier

1

capital

divided

by

its

total

exposure

measure,

with

this

ratio
expressed

as

a

percentage.
‘Unfunded

credit

protection’

A

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the
occurrence

of

other

specified

credit

events.
‘US

Partner

Portfolio’

Co-branded

credit

card

programs

with

companies

across

various

sectors

including

travel,

entertainment

and
retail.
‘US

Residential

Mortgages’

Securities

that

represent

interests

in

a

group

of

US

residential

mortgages.

‘Valuation

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

comparing

total

outstanding

balance

and

the

value

of

total

collateral

we

hold

against
these

balances.

Valuation

weighted

Loan

to

Value

ratio

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in
portfolio/total

property

values

of

total

outstandings

in

portfolio.
‘Value

at

Risk

(VaR)’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level

and

within

a

specific

timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors

used

in

the

Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

or

‘wholesale

lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write

-off

(gross)’

The

point

where

it

is

determined

that

an

asset

is

irrecoverable,

or

it

is

no

longer

considered

economically

viable
to

try

to

recover

the

asset

or

it

is

deemed

immaterial

or

full

and

final

settlement

is

reached

and

the

shortfall

written

off.

In

the
event

of

write-off,

the

customer

balance

is

removed

from

the

balance

sheet

and

the

impairment

allowance

held

against

the

asset

is
released.

Net

write-offs

represent

gross

write-offs

less

post

write

-

off

recoveries.

‘Wrong

-way

risk’
Arises

in

a

trading

exposure

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty,

which

in

the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

of

a
wrong

-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of

the
sanctioning

process.